Exhibit 99.1

KING DIGITAL ENTERTAINMENT PLC

Pages
Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2014 and September 30, 2013	6

Condensed Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2014 and September 30, 2013	7

Condensed Consolidated Statements of Financial Position as at September 30, 2014 and December 31, 2013	8

Condensed Consolidated Statements of Changes in Equity for the nine months ended September 30, 2014 and September 30, 2013	9

Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2014 and September 30, 2013	10

Notes to the Condensed Consolidated Financial Statements	11–28

Management’s Discussion and Analysis of Financial Condition and Results of Operations	29-45

Risk Factors	46-67

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share data)

UNAUDITED

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2014	2013	2014	2013
Revenue	6	$514,352	$621,196	$1,714,624	$1,282,586
Costs and expenses:
Cost of revenue		163,389	188,716	541,969	395,151
Research and development		42,278	11,039	129,401	61,983
Sales and marketing		100,745	110,164	347,645	270,636
General and administrative		38,891	21,815	147,161	45,642

Total costs and expenses	7	345,303	331,734	1,166,176	773,412

Other gains (losses)	9	18,572	(971)	16,455	57
Net finance costs		(177)	(1,795)	(709)	(1,785)
Profit before tax		187,444	286,696	564,194	507,446

Income tax expense	10	45,779	56,914	129,960	99,098

Profit		$141,665	$229,782	$434,234	$408,348

Earnings per share attributable to the equity holders of the Company during the period
Basic earnings per share	11	$0.45	$0.75	$1.41	$1.34

Diluted earnings per share	11	$0.45	$0.71	$1.38	$1.26

See accompanying notes to the condensed consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US$ thousands)

UNAUDITED

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Profit for the period	$141,665	$229,782	$434,234	$408,348

Other comprehensive income:
Items that may be subsequently reclassified to profit
Exchange difference on translation of foreign subsidiaries, net of tax $0	(28,700)	3,482	(27,273)	2,834

Total comprehensive income for the period	$112,965	$233,264	$406,961	$411,182

See accompanying notes to the condensed consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US$ thousands)

		September 30,	December 31,
	Notes	2014	2013
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	12	$976,355	$408,695
Trade and other receivables	13	197,934	216,881
Income tax receivable		103,534	1,379

Total current assets		1,277,823	626,955
Non current assets
Intangible assets, net	14	48,012	9,239
Property, plant and equipment, net	15	25,670	14,258
Deferred tax assets	16	10,937	47,440
Income tax receivable		47,557	103,534
Other deposits		8,935	5,437

Total non current assets		141,111	179,908

Total assets		$1,418,934	$806,863

Liabilities and shareholders’ equity
Current liabilities
Trade and other payables	17	264,980	172,107
Deferred revenue		20,744	10,942
Income tax liabilities		236,235	118,728
Provision for other liabilities		6,824	15,513

Total current liabilities		528,783	317,290
Non current liabilities
Deferred tax liabilities	16	582	17
Income tax liabilities		54,083	120,903
Provision for other liabilities		3,002	1,266
Other non current liabilities		12,925	—

Total non current liabilities		70,592	122,186

Total liabilities		$599,375	$439,476

Shareholders’ equity
Share capital	18	78	65
Other reserves		447,796	65,995
Retained earnings		371,685	301,327

Total shareholders’ equity		819,559	367,387

Total liabilities and shareholders’ equity		$1,418,934	$806,863

See accompanying notes to the condensed consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In US$ thousands)

UNAUDITED

		Other Reserves
	Share capital	Other reserves	Other comprehensive income - translation reserve	Share based payment reserve	Retained earnings	Total shareholders’ equity
Balance as of January 1, 2013	$25	$3,695	$(280)	$9,639	$20,452	$33,531
Profit for the period	—	—	—	—	408,348	408,348
Currency translation differences	—	—	2,834	—	—	2,834

Total comprehensive income for the period	—	—	2,834	—	408,348	411,182
Share based payments	—	—	—	19,534	—	19,534

Balance as of September 30, 2013	$25	$3,695	$2,554	$29,173	$428,800	$464,247

Balance as of January 1, 2014	$65	$3,695	$3,782	$58,518	$301,327	$367,387
Profit for the period	—	—	—	—	434,234	434,234
Currency translation differences	—	—	(27,273)	—	—	(27,273)

Total comprehensive income for the period	—	—	(27,273)	—	434,234	406,961
Share-based payments	—	—	—	80,832	—	80,832
Issuance of shares	55	8,910	—	(8,883)	—	82
Cancellation of shares	(42)	—	—	—	—	(42)
Reorganization and initial public offering (1)	—	328,215	—	—	—	328,215
Dividends	—	—	—	—	(363,876)	(363,876)

Balance as of September 30, 2014	$78	$340,820	$(23,491)	$130,467	$371,685	$819,559

The amounts above are shown net of income tax expense.

(1)	Refer to note 2 for details on the reorganization that occurred during the nine months ended September 30, 2014.

See accompanying notes to the condensed consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

UNAUDITED

	Nine Months Ended September 30,
	2014	2013
Cash flows from operating activities
Profit before tax	$564,194	$507,446
Adjustments to reconcile profit before tax to cash flows from operating activities:
Amortization	2,653	1,497
Depreciation	6,639	2,680
Foreign currency exchange gain	(13,955)	(57)
Equity settled share-based payments	94,865	5,679
Loss on disposal of property, plant and equipment & intangible assets & derecognition of intangible assets	692	—
Net finance costs	709	1,785
Increase in deferred revenue	9,802	5,675
Decrease (increase) in trade and other receivables	14,035	(204,737)
(Decrease) increase in trade and other payables	(76,109)	75,050

Cash flows from operating activities	603,525	395,018
Interest received	181	49
Interest paid	(759)	—
Income tax paid	(96,232)	(2,931)

Net cash generated from operating activities	506,715	392,136

Cash flows from investing activities
Purchases of intangible assets	(5,520)	(4,229)
Purchase of property, plant and equipment	(18,270)	(10,288)
Purchase of a business, net of cash acquired	(18,039)	—

Net cash used in investing activities	(41,829)	(14,517)

Cash flows from financing activities
Payment of dividends	(217,116)	—
Proceeds from sale of share capital on IPO	329,404	—
Proceeds from sale of share capital	3,062	—
Repurchase of shares	(1,240)	—

Net cash from financing activities	114,110	—

Net increase in cash and cash equivalents	578,996	377,619

Cash and cash equivalents at the beginning of the period	408,695	27,912
Exchange gains (losses) on cash and cash equivalents	(11,336)	2,783

Cash and cash equivalents at the end of the period	$976,355	$408,314

See accompanying notes to the condensed consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

1.	General information

King Digital Entertainment plc (KDE) and its subsidiaries (together, the Group or the Company) produce and distribute digital games on multiple platforms. The Company is incorporated under the laws of Ireland under the Irish Companies Act (1963-2013). Its registered office is Fitzwilton House, Wilton Place, Dublin 2, Ireland.

The Company historically conducted its business through Midasplayer International Holding Company Limited (MIHC).

These condensed consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousands ($000), except per share amounts or when otherwise indicated. The accounting policies adopted are consistent with those applied to the consolidated financial statements for the year ended December 31, 2013, that were set forth in our final prospectus that was filed with the Securities and Exchange Commission on March 27, 2014.

2.	Corporate reorganization and initial public offering

On March 25, 2014, the Company engaged in a corporate reorganization, where the entire share capital of MIHC was acquired by KDE, a newly formed company. KDE became the ultimate parent company of the Group, by way of a share-for-share exchange at a ratio of 5-for-2 in which the existing shareholders of MIHC exchanged their shares in MIHC for shares having substantially the same rights in the Company.

On March 26, 2014, the Company completed an initial public offering (IPO) of its ordinary shares, which resulted in the sale of 15,533,334 ordinary shares by the Company and 6,666,666 ordinary shares held by certain of its shareholders at a price of $22.50 per ordinary share. The Company received net proceeds from the IPO of $329,403,764, based upon the price of $22.50 per ordinary share and after deducting underwriting discounts and commissions paid by the Company. The Company received no proceeds from the sale of ordinary shares by the shareholders. Upon the close of the IPO, all of the Company’s outstanding share classes converted into ordinary shares, with the exception of Euro deferred shares.

3.	Basis of preparation

The condensed consolidated financial statements of the Group for the nine months ended September 30, 2014 and 2013 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB).

The condensed consolidated financial statements should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

The Group adopted the following standards, interpretations and amendments to published standards effective in the nine months ended September 30, 2014, updates not applicable to the Group have been excluded from the discussion below:

•	Amendments to IAS 36 ‘Impairment of assets’ on recoverable amount disclosures.

•	IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized.

The adoptions of the pronouncements and amendments described above did not have a material impact on the results and financial position of the Group.

Certain prior period comparatives in the consolidated statements of operations and cash flows have been reclassified to conform to the current period’s presentation.

4.	Financial risk management

Fair value estimation

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2).

•	Inputs for the asset or liability that are not based on observable market data (Level 3).

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

The following table presents the group’s financial liabilities that are measured at fair value at September, 30 2014.

	Level 1	Level 2	Level 3	Total
(in thousands)
Liabilities
Financial liabilities at fair value through profit and loss
Contingent consideration	$—	$—	$17,000	$17,000

Total liabilities	$—	$—	$17,000	$17,000

There were no transfers between Levels 1 and 2 during the period.

The following table presents the changes in Level 3 instruments for the period ended September, 30 2014:

Contingent consideration in a business combination
(in thousands)
Opening balance	$—
Acquisition of Nonstop Games Oy	17,000

Closing balance	$17,000

See note 22 for disclosures of the measurement of the contingent consideration.

5.	Critical accounting estimates and judgements

The preparation of interim financial statements in conformity with IAS 34 requires the use of certain critical accounting estimates and judgements.

Estimates and judgements are continually evaluated and are based on historical experience and other relevant factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2013.

6.	Segments and geographical information

The Group has one operating segment with one business activity: developing and monetizing web and mobile games.

The following represents revenue based on geographic location of paying players:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
(in thousands)
United States	$241,103	$345,272	$840,374	$666,629
United Kingdom	45,901	53,862	152,394	127,693
Rest of World (1)	227,348	222,062	721,856	488,264

Total revenue	$514,352	$621,196	$1,714,624	$1,282,586

(1)	No individual country exceeded 10% of our total revenue for any period presented.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

The following represents non-current assets by location:

	September 30,	December 31,
	2014	2013
(in thousands)
Malta	$94,661	$112,053
United Kingdom	15,483	7,329
Rest of World	20,030	13,086

Non-current assets	$130,174	$132,468

7.	Costs and expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
(in thousands)
Payments to social & mobile platform providers	$155,623	$185,988	$517,926	$380,176
Marketing and advertising	93,738	107,339	323,802	261,674
Employee benefits expense (note 8)	63,397	12,237	228,982	73,141
Office and related services	10,534	5,477	26,335	12,272
Operating lease payments	3,327	1,407	7,435	2,728
Depreciation of property, plant and equipment (note 15)	2,532	1,238	6,639	2,680
Amortization of intangibles (note 14)	941	560	2,653	1,497
Other expenses	15,211	17,488	52,404	39,244

Total costs and expenses	$345,303	$331,734	$1,166,176	$773,412

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

8.	Employee benefits expense

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
(in thousands)
Wages and salaries	$24,261	$9,623	$90,300	$28,506
Share-based payments	27,966	141	107,126	29,181
Social security costs	5,863	1,489	21,467	12,817
Pension costs - defined contribution plans	909	606	2,818	1,580
Post-acquisition compensation	2,291	—	2,291	—
Other charges	2,107	378	4,980	1,057

Total employee benefit expense	$63,397	$12,237	$228,982	$73,141

9.	Other gains (losses)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
(in thousands)
Foreign currency exchange gain (loss)	$16,072	$(971)	$13,955	$57
Other gain	2,500	—	2,500	—

Other gains (losses)	$18,572	$(971)	$16,455	$57

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

10.	Income tax expense

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
(in thousands)
Current tax:
Current tax on profit for the period	$42,615	$63,148	$121,620	$115,023
Adjustment in respect to prior years	—	—	92	—

Total current tax	$42,615	$63,148	$121,712	$115,023
Deferred tax:
Origination and reversal of temporary differences	3,164	(6,234)	8,248	(15,925)

Total deferred tax	$3,164	$(6,234)	$8,248	$(15,925)

Total income tax expense	$45,779	$56,914	$129,960	$99,098

11.	Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to ordinary equity holders of the Company by the weighted-average number of ordinary and preference shares in issue during the period. Restricted shares, share options and restricted stock units on a weighted average basis have been included in the diluted earnings per share calculation.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share data)	2014	2013	2014	2013
Basic:
Profit attributable to equity holders of the Company ($)	141,665	229,782	434,234	408,348
Weighted average number of shares in issue	312,500	307,306	307,068	305,490
Basic earnings per share ($)	0.45	0.75	1.41	1.34
Diluted:
Profit attributable to equity holders of the Company ($)	141,665	229,782	434,234	408,348
Weighted average number of shares in issue	317,564	325,165	314,370	325,354
Diluted earnings per share ($)	0.45	0.71	1.38	1.26

12.	Cash and cash equivalents

	September 30,	December 31,
	2014	2013
(in thousands)
Cash at bank and in hand	$973,567	$405,440
Cash held on behalf of customers	2,788	3,255

Total cash and cash equivalents	$976,355	$408,695

Cash held on behalf of customers from the Group’s online skill tournament business is subject to some restrictions over its use. An equal liability is recognized in the statement of financial position within trade and other payables (note 17).

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

13.	Trade and other receivables

	September 30,	December 31,
	2014	2013
(in thousands)
Trade receivables	$175,943	$208,282
Prepayments and other receivables	21,991	8,599

Current trade and other receivables	$197,934	$216,881

Trade receivables relate to remittances from web and mobile platform providers. The Group assesses the credit quality of third parties it contracts with and there are no concerns about the collectability of these balances.

14.	Intangible assets

	Goodwill	Patents	Domain names	Computer software	Internally generated software	Total
(in thousands)
Cost
As of January 1, 2014	$60	$2,150	$841	$1,423	$9,381	$13,855
Additions	—	—	—	425	5,095	5,520
Acquisition of subsidiaries	32,359	—	—	4,017	444	36,820
Derecognition	—	—	—	—	(708)	(708)
Exchange differences	—	—	(66)	(23)	(389)	(478)

As of September 30, 2014	$32,419	$2,150	$775	$5,842	$13,823	$55,009

Accumulated amortization
As of January 1, 2014	$—	$80	$313	$323	$3,900	$4,616
Charge for the period	—	171	31	408	2,043	2,653
Derecognition	—	—	—	—	(25)	(25)
Exchange differences	—	—	(27)	(17)	(203)	(247)

As of September 30, 2014	$—	$251	$317	$714	$5,715	$6,997

Carrying amount
As of December 31, 2013	60	2,070	528	1,100	5,481	9,239
As of September 30, 2014	$32,419	$1,899	$458	$5,128	$8,108	$48,012

Derecognition represents internally generated software abandoned during the period.

The amortization expense for the nine month period ended September 30, 2014 of $2,653,000 (2013: $1,497,000) is included in ‘Costs and expenses’, within general and administrative and research and development expenses.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

15.	Property, plant and equipment

	Fixtures, fittings and office equipment	Leasehold improvements	Computer hardware	Total
(in thousands)
Cost
As of January 1, 2014	$2,100	$2,624	$15,348	$20,072
Additions	2,848	8,124	9,058	20,030
Disposals	(18)	—	(41)	(59)
Exchange differences	(278)	(560)	(2,132)	(2,970)

As of September 30, 2014	$4,652	$10,188	$22,233	$37,073

Accumulated depreciation
As of January 1, 2014	$429	$188	$5,197	$5,814
Charge for the period	794	659	5,186	6,639
Disposals	(18)	—	(31)	(49)
Exchange differences	(77)	(39)	(885)	(1,001)

As of September 30, 2014	$1,128	$808	$9,467	$11,403

Carrying amount
As of December 31, 2013	1,671	2,436	10,151	14,258
As of September 30, 2014	$3,524	$9,380	$12,766	$25,670

The depreciation expense for the nine month period ended September 30, 2014 of $6,639,000 (2013: $2,680,000) is included in ‘Costs and expenses’ within general and administrative expenses.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

16.	Deferred taxation

Deferred tax assets and liabilities are reflected in the condensed consolidated statements of financial position, as follows:

	September 30,	December 31,
	2014	2013
(in thousands)
Deferred tax assets	$10,937	$47,440
Deferred tax liabilities	(582)	(17)

Net deferred assets	$10,355	$47,423

Deferred tax assets are recognized for timing differences on share-based awards issued and other temporary differences, to the extent that the realization of the related tax benefit through future taxable profits is probable.

17.	Trade and other payables

	September 30,	December 31,
	2014	2013
(in thousands)
Trade payables	$7,531	$22,876
Accrued marketing expenses	30,021	51,221
Accrued employee expenses	39,668	73,195
Social security and other indirect taxes	13,290	13,166
Liability relating to player balances	2,788	3,255
Dividend payable	146,760	—
Contingent consideration	4,075	—
Other payables	20,847	8,394

Total trade and other payables	$264,980	$172,107

Liability relating to player balances is equal to the amount of cash held on behalf of customers (note 12).

18.	Share capital

As set out in note 2, during the period, the Company engaged in a corporate reorganization, where the entire share capital of MIHC was acquired by KDE, a newly formed company, which became the parent company of the Group, by way of a share-for-share exchange at a ratio of 5-for-2 in which the existing shareholders of MIHC exchanged their shares in MIHC for shares having substantially the same rights in the Company. Upon the exchange, the historical consolidated financial statements of MIHC became the historical consolidated financial statements of KDE. Following the reorganization all previous issued share classes in KDE, with the exception of Euro deferred shares were re-designated into ordinary shares with a nominal value of $0.00008 per share.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

The total number of authorized shares by class is as follows:

	September 30,	December 31,
	2014	2013
A ordinary shares	—	2,237,175,000
B ordinary shares	—	49,460,000
C ordinary shares	—	23,687,500
D1 ordinary shares	—	158,815,925
D2 ordinary shares	—	30,642,738
D3 ordinary shares	—	58,097,805
E ordinary shares	—	21,310,000
Deferred ordinary shares	—	750,912,170
A preference shares	—	169,385,000
B preference shares	—	21,222,500
Ordinary shares	1,000,000,000	—
Preferred shares	12,500,000	—
Euro deferred shares	40,000	—

Total	1,012,540,000	3,520,708,638

Ordinary shares

There is one class of ordinary shares authorized with a nominal value of $0.00008 per share.

The holders of ordinary shares are entitled to receive dividends out of funds legally available at the time and in the amounts that the Company’s Board of Directors (the Board) may determine. Holders of ordinary shares are entitled to one vote per share. In the event of liquidation, reduction of capital or otherwise, the holders of ordinary shares shall be entitled to distribution of assets, after payments are made to preference shares in the Company then in issue, equally and pro rata to the number of ordinary shares held. Other than where statutory pre-emption rights have been disapplied by special resolution, any new shares will be offered for subscription to the holders of the ordinary shares in proportion to the shares held by each of them. Such statutory pre-emption rights have been disapplied for a period of five years.

Preferred shares

There is one class of preferred shares authorized with a nominal value of $0.00008 per share.

The holders of preferred shares are entitled to receive dividends at such rates, on such conditions and at such times as the Directors may fix in any resolution adopted by the Board providing for the issue of such preferred shares. Preferred shares shall have such voting powers as are stated and expressed in any resolution adopted by the Board providing for the issue of preferred shares. Preferred shares shall be entitled to such rights upon the dissolution of the Company, or upon any distribution of its assets, as the Directors may fix in any resolution adopted by the Board providing for the issue of such preferred shares. Preferred shares shall be convertible into, or exchangeable for, shares of any other class at such price or at such rates of exchange and with such adjustments as the Directors determine.

Euro deferred shares

There is one class of deferred shares authorized with a per share nominal value denominated in euros of €1.00 ($1.30).

Euro deferred shares are non-voting and not entitled to a dividend. Euro deferred shares shall only be entitled to participate in an exit event if the proceeds exceed €100 billion.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Movement in share capital is as follows:

	Ordinary Shares (1)		E Ordinary Shares		Deferred Shares		Total
	Shares	$	Shares	$	Shares	$	Shares	$
At January 1, 2014	299,614,834	23,970	17,227,880	1,378	503,355,703	40,151	820,198,417	65,499
Shares issued	11,025,583	881	—	—	40,000	52,040	11,065,583	52,921
Shares repurchased	(295,217)	(25)	(17,227,880)	(1,378)	—	—	(17,523,097)	(1,403)
Options exercised	3,995,219	320	—	—	—	—	3,995,219	320
RSUs vested	27,946	2	—	—	—	—	27,946	2
Shares issued upon IPO	15,533,334	1,243	—	—	—	—	15,533,334	1,243
Shares converted	(8,273,646)	(661)	—	—	8,273,646	661	—	—
Shares cancelled	—	—	—	—	(511,629,349)	(40,812)	(511,629,349)	(40,812)

At September 30, 2014	321,628,053	25,730	—	—	40,000	52,040	321,668,053	77,770

(1)	Includes unvested restricted shares. Refer to note 19 for further details.

Shares issued

On January 29, 2014, the Company granted 10,855,580 D3 restricted shares, included within ordinary shares, for an aggregate purchase price of $3 million. These shares participated in the share-for-share exchange as described above. Immediately prior to the IPO on March 26, 2014, these D3 restricted ordinary shares were converted into restricted ordinary shares and deferred shares, which were subsequently cancelled.

The Company also granted an additional 170,003 D1 restricted shares to selected employees and existing shareholders during the period.

On incorporation of KDE, 40,000 Euro deferred shares with a nominal value of €1.00 ($1.30) per share were granted to existing shareholders.

Shares repurchased

On January 31, 2014, the Company repurchased 17,227,880 E ordinary shares held by Stephane Kurgan, the Chief Operating Officer and a Director of the Company, in exchange for an aggregate repurchase price of $1.2 million and 7,422,180 D1 share options, linked to D3 restricted shares.

During the period, the Company repurchased 276,467 D1 ordinary shares and 18,750 ordinary shares, both included within ordinary shares, from former employees, for an immaterial amount.

Shares issued upon IPO

Upon completion of the IPO on March 26, 2014, the Company issued 15,533,334 ordinary shares with a nominal value of $0.00008 per share.

Shares cancelled

On March 25, 2014, all outstanding deferred ordinary shares of MIHC were bought back by the Company and cancelled.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

19.	Share-based payments

The Company has granted equity-settled and cash-settled share-based awards.

The following tables summarize the methods used to measure the fair value for each type of share-based award and the related vesting period over which the expense is recognized:

Awards currently in issue under share structure of the current parent, KDE:

Type of Award	Vesting period	Fair Value Measure	Classification
Restricted Shares	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

Share Options	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Black-Scholes option pricing model	Equity-settled

Restricted Stock Units	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Black-Scholes option pricing model	Equity-settled

Awards previously in issue under share structure of MIHC:

Type of Award	Vesting period	Fair Value Measure	Classification
D1 Share Options	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

D1 Share Options with linked D3 Restricted Shares	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

D2 Restricted Shares	Predominately over a four-year period with quarterly vesting	Monte Carlo valuation model	Equity-settled

Shadow Options	Upon completion of a qualifying exit event	Black-Scholes option pricing model	Equity-settled

Discretionary Bonus Units	50% upon initial public offering (IPO), 50% on first anniversary of IPO	Black-Scholes option pricing model	Cash-settled

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Restricted shares

The Company awarded the following restricted shares previously referred to as D1, D2 and D3 ordinary restricted shares (the restricted shares) to senior executives and selected employees during the nine months ended September 30, 2014 and 2013:

	D1 Restricted Shares	D2 Restricted Shares	D3 Restricted Shares	Total Restricted Shares
At January 1, 2013	7,847,158	7,531,248	—	15,378,406
Granted	1,143,750	—	—	1,143,750
Vested	(2,137,740)	(3,146,418)	—	(5,284,158)

At September 30, 2013	6,853,168	4,384,830	—	11,237,998

At January 1, 2014	4,880,168	3,700,906	—	8,581,074
Granted	167,500	—	10,855,580	11,023,080
Forfeited	(88,594)	—	—	(88,594)
Vested	(2,469,499)	(1,678,299)	—	(4,147,798)
Converted	—	—	(8,273,646)	(8,273,646)

At September 30, 2014	2,489,575	2,022,607	2,581,934	7,094,116

The restricted shares are issued upon grant and contain claw-back provisions which lapse in accordance with the required service period. The Company recognizes the corresponding compensation expense of those awards, net of estimated forfeitures and has recognized a share-based payment expense for these awards of $3,005,419 and $4,252,224 for D1 restricted shares and $88,019 and $231,767 for D2 restricted shares in the nine months ended September 30, 2014 and 2013, respectively, based on the fair value of the shares at date of grant. All D3 restricted shares are linked to share options (previously D1 share options) and are consequently excluded from the diluted weighted average number of shares in issue. All D1, D2 and D3 restricted shares are now included within ordinary shares.

The Company determines the grant date fair value of the restricted shares on the grant date using the Monte Carlo valuation model. The weighted-average fair value of all restricted shares granted for the nine month period ended September 30, 2014 and 2013 was determined using the following assumptions:

	2014	2013
Weighted-average fair value ($)	22.47	7.50
Weighted average of key assumptions:
Share price ($)	22.47	7.50
Subscription price ($)	0.00008	1.90929
Hurdle price ($)
D1 Shares	—	0.18222
Expected term, in years	4.00	3.44
Risk-free interest rates	0.69%	0.17%
Expected volatility	55%	55%
Dividend yield	0%	0%

Share options (previously D1 share options)

Previously, options granted to purchase D1 ordinary shares were referred to as “D1 share options”, upon the completion of the reorganization and IPO, all options granted are ordinary shares and referred to as “share options”.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

The Company granted the following options to purchase ordinary shares to senior executives and selected employees, during the nine months ended September 30, 2014 and 2013:

	2014	2013
At January 1,	19,054,987	7,402,488
Granted	8,121,174	287,500
Exercised	(3,995,219)	(325,000)
Cancelled	(78,688)	1,003,750

At September 30,	23,102,254	8,368,738

Exercisable at September 30,	1,425,384	4,121,178

The aggregate intrinsic value of options exercised was $61,224,772 for the nine months to September 30, 2014 and $2,577,875 for the nine months to September 30, 2013.

The options expire ten years after their grant date. The weighted-average remaining contractual life of the share options outstanding is 8.93 years as of September 30, 2014. The Company has recognized a share-based payment expense for these awards of $80,639,373 and $976,893 in the nine months ended September 30, 2014 and 2013, respectively, and of this, $66,049,489 and nil, respectively, related to options linked to D3 restricted shares.

The Company measures all share options at the fair value of the award on grant date using the Black-Scholes option-pricing model. The weighted-average fair value of all options granted for the nine months ended September 30, 2014 and 2013 was determined using the following principal assumptions:

	2014	2013
Weighted-average fair value ($)	9.85	7.38
Weighted average of key assumptions:
Share price ($)	22.15	12.95
Exercise price ($)(1)	29.82	6.78
Hurdle price ($)	—	0.02302
Expected term, in years	5.65	4.00
Risk-free interest rates	1.89%	0.33%
Expected volatility	55%	55%
Dividend yield	0%	0%

(1)	For the nine months ended September 30, 2014, all share options were granted at an exercise price per share of between $9.87 and $31.37 and for the nine months ended September 30, 2013, all D1 share options were granted at an exercise price per share of between $0.00008 and $7.79.

Restricted stock units (RSUs)

A restricted stock unit represents the right to receive one ordinary share on a specified date, subject to such conditions and restrictions, including continued employment or service.

The Company awarded the following RSUs to selected employees during the nine months ended September 30, 2014:

2014
At January 1,	—
Granted	1,551,178
Vested	(27,946)
Forfeited	(40,487)

At September 30,	1,482,745

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

The Company recognized a share-based payment expense for these awards of $11,053,458 in the nine months ended September 30, 2014 based on the fair value of the RSU at date of grant.

The Company determines the fair value of RSUs using the Black-Scholes option-pricing model. The weighted-average fair value of all options granted for the nine months ended September 30, 2014 was determined using the following principal assumptions:

2014
Weighted-average fair value ($)	19.96
Weighted average of key assumptions:
Share price ($)	19.96
Expected term, in years	4.00
Risk-free interest rates	0.68%
Expected volatility	55%
Dividend yield	0%

Shadow options

Upon the IPO a significant portion of shadow options vested and were converted into share options, the remaining balance lapsed and were replaced with an equivalent number of RSUs.

The Company recognized a share-based payment expense for these awards of $78,780 and $218,246 in the nine months ended September 30, 2014 and 2013, respectively, based on the fair value of the awards at date of grant.

The movement in shadow options during the nine months ended September 30, 2013 and 2014 is as follows:

	2014	2013
At January 1,	223,750	—
Granted	—	223,750
Vested	(79,994)	—
Lapsed	(143,756)	—

At September 30,	—	223,750

Discretionary Bonus Units (DBUs)

The following DBUs were outstanding at September 30, 2014 and 2013, respectively:

	2014	2013
At January 1,	1,051,086	1,229,927
Forfeited	—	(178,841)

At September 30,	1,051,086	1,051,086

Total expense of $12,260,877 and $23,501,396 were recorded in the nine months ended September 30, 2014 and 2013, respectively, including mark-to-market adjustments of $3,094,832 and $22,208,765, respectively.

Upon IPO, the settlement value of the DBUs was determined. Fifty percent of the settlement value was paid subsequent to the IPO, with the remaining fifty percent payable on the first anniversary of the IPO and the unrecognized portion charged to employee expenses over the remaining vesting period.

The corresponding liability is recorded in trade and other payables.

The Company determines the fair value of DBUs using the Black-Scholes option-pricing model based on the following assumptions:

	2014	2013
Weighted-average fair value ($) (1)	55.56	16.07
Weighted average of key assumptions:
Share price ($)	—	16.07
Expected term, in years	—	0.5
Risk-free interest rates	—	0.20%
Expected volatility	—	55%
Dividend yield	—	0%

(1)	The final DBU value was based on the enterprise value of the Company upon IPO. Fifty percent of the settlement value was paid upon IPO with the remainder payable on the first anniversary of the IPO, provided that the employee remains in employment on the relevant payment date.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

The share-based payments expense included in the condensed consolidated statements of operations is allocated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2014	2013	2014	2013
Cost of revenue	$481	$210	$3,994	$2,324
Research and development	11,582	(1,254)	37,182	23,536
Sales and marketing	1,375	291	4,676	1,022
General and administrative	14,528	894	61,274	2,299

Total share-based payments	$27,966	$141	$107,126	$29,181

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

20.	Related party transactions

All companies forming part of the Group are considered to be related parties as these companies are ultimately owned by KDE. The Group’s largest shareholder is Bellaria Holding S.a.r.l, whom Apax WW Nominees Ltd. is the sole shareholder, and advised by Apax Partners, a private equity firm affiliated with Roy Mackenzie and Andrew Sillitoe, members of the Board. The remaining shares are widely held.

The following transactions were carried out with related parties:

(a)	Key management personnel remuneration

Key management personnel compensation for employee and director services during the period is shown below:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2014	2013	2014	2013
Short-term employee benefits	$3,190	$909	$25,406	$1,893
Share-based payments	16,409	492	66,893	1,245
Post-employment benefits	88	59	273	87

Total	$19,687	$1,460	$92,572	$3,225

(b)	Repurchase of shares

On January 31, 2014, the Company repurchased 17,227,880 E ordinary shares held by Stephane Kurgan, the Chief Operating Officer and a Director of the Company, in exchange for an aggregate repurchase price of $1.2 million and 7,422,180 D1 share options, linked to D3 restricted shares. D3 restricted shares, which is a new class of shares in 2014 converted into ordinary shares based on a pre-determined formula, which considered the value of the IPO value and specified hurdles.

(c)	Purchase of services and other costs

During the period the Company purchased consulting services and a software license from a company affiliated with S. Knutsson, the Chief Creative Officer and a Director of the Company.

Upon completion of the IPO, the Company assumed some related costs on behalf of certain shareholders.

(i)	The purchase of services and other costs from related parties is shown below:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2014	2013	2014	2013
Entity related to key management personnel	$297	$192	$950	$576
Shareholders	—	—	2,100	145

Total	$297	$192	$3,050	$721

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

(ii)	Balances arising from the purchase of services and other costs from related parties as of September 30, 2014 and 2013 are shown below:

(in thousands)	2014	2013
Entity related to key management personnel	$150	$91

Total	$150	$91

21.	Dividends per share

An interim dividend of $0.795 per share, amounting to a total dividend of $217.1 million, was declared by the Board on January 31, 2014 and paid on February 6, 2014.

A special dividend of $0.460 per ordinary share, amounting to a total dividend of $146.8 million, was declared by the Board on August 10, 2014 and paid on October 22, 2014.

22.	Business combinations

Nonstop Games Oy

On August 6, 2014, the Company acquired 100% of the equity of Nonstop Games Oy, a games developer based in Singapore.

Through this acquisition, the Company will work towards broadening our game portfolio. The Nonstop Games studio will remain in Singapore.

Consideration for this acquisition includes an upfront payment of $6.3 million and contingent consideration of up to $84.0 million.

$16.0 million of the contingent consideration can be secured in exchange for post-acquisition services from certain Nonstop Games employees regardless of meeting the contingent consideration criteria over a four year period subsequent to the acquisition date. An additional upfront payment was made to certain Nonstop Games employee shareholders of $9.7 million which is linked to post-acquisition services over a one year period subsequent to the acquisition date.

Contingent consideration is linked to amounts generated from games launched by Nonstop Games over a specified period.

The range of the potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between nil and $84.0 million.

The fair value of the contingent consideration arrangement of $17.0 million was estimated using the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 Inputs. Key assumptions include expected game launch dates and performance.

The following tables summarize the provisional fair value of the consideration paid for Nonstop Games and the assets acquired and liabilities assumed recognized at the acquisition date.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

(in thousands)
Cash consideration	$6,254
Fair value of contingent consideration	17,000

Total fair value of consideration	$23,254

(in thousands)
Cash and other assets	$1,353
Intangible assets	437
Liabilities	(1,325)

Net assets	465

Goodwill	$22,789

The goodwill of $22.8 million arising from the acquisition consists largely of the economies of scale, assembled workforce and synergies expected from combining the operations of the Company and Nonstop Games. None of the goodwill recognized is expected to be deductible for income tax purposes. Intangible assets include an in-process game in development. The intangible asset was valued using the replacement cost methodology. Acquisition-related costs were $1.2 million.

The amount of revenue and profit of Nonstop Games since acquisition were not material in the context of the Company. Had the business been acquired on January 1, 2014, the revenue and profit of the Company for the year would not have been materially different to those that appear in the Company’s statement of operations.

Astrapia (“Comufy”) Limited

On September 10, 2014, the Company acquired 100% of the outstanding equity of Astrapia Limited, a leading provider of dynamic social CRM software, which operated under the trade name, “Comufy”.

Consideration for this acquisition included an upfront payment of $11.8 million and $5.2 million of additional payments linked to the continued employment of certain employees over a two year period, subsequent to the acquisition date. The goodwill arising on the acquisition was $9.6 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations in conjunction with the condensed consolidated financial statements and related notes of King Digital Entertainment plc included elsewhere in this Form 6-K and our audited consolidated financial statements included in our final prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, as filed with the Securities and Exchange Commission on March 27, 2014 (Final Prospectus). Our financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Our historical results are not necessarily indicative of the results that should be expected in the future. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” or similar expressions to identify forward-looking statements. Our actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the “Risk Factors” section in our Final Prospectus and those included elsewhere in this Form 6-K.

Overview

We are a leading interactive entertainment company for the mobile world. Our mission is to provide highly engaging content to our audience to match their mobile lifestyles: anywhere, anytime and on any device. We develop and publish games on digital platforms embedded with social features that enhance the player experience. Our games are available for free, while players can purchase virtual items priced relative to the entertainment value they provide.

Business Highlights

In the quarter ended September 30, 2014, an average of 137 million daily active users (DAUs) played our games more than 1.4 billion times per day. From their launch to September 30, 2014, our games have been installed more than 2.1 billion times on Facebook and our mobile platforms. In the quarter ended September 30, 2014 we had four games in the top 15 grossing games on the Apple’s App Store and Google Play Store, in the United States, our largest market.

Our network health is core to our strategy, which we focus on by building long-term relationships with our players through continuous development of engaging, advertisement-free content. Since June 30, 2014, we launched three new games Pyramid Solitaire Saga and Diamond Digger Saga on mobile, and Candy Crush Soda Saga, Candy Crush Saga’s sister title, on Facebook. We also introduced a localized mobile version of Candy Crush Saga on Tencent.

Our franchises measured by total average DAUs and average daily game plays in the quarter ended September 30, 2014, compared to the quarter ended June 30, 2014 are as follows:

	Quarter Ended
	Sept. 30, 2014	Jun. 30, 2014	Sept. 30, 2014	Jun. 30, 2014
			Average Daily Game
(in millions)	Average DAUs		Plays
Candy Crush Saga	77	84	834	849
Farm Heroes Saga	24	28	247	249
Pet Rescue Saga	13	15	151	138
Bubble Witch Saga Franchise (1)	14	4	150	38

(1)	Includes Bubble Witch Saga and Bubble Witch 2 Saga.

We launched the following games since June 30, 2014:

•	Pyramid Solitaire Saga on mobile in July;

•	A localized version of Candy Crush Saga on Tencent in August;

•	Diamond Digger Saga on mobile in September;

•	Candy Crush Soda Saga, Candy Crush Saga’s sister title on Facebook in October

During the quarter, we acquired 100% of the equity of Nonstop Games Oy (Nonstop Games), a game development company based in Singapore, as well as Astrapia Limited (“Comufy”), a Customer Relationship Management platform company. With the acquisition of Nonstop Games, we have added our first studio in Asia.

How We Generate Revenue

We generate substantially all of our revenue through the sale of virtual items. While our players are able to enjoy our games for free, we sell virtual items to a subset of players who wish to enhance their entertainment experience. We offer a range of virtual items to our customers. These currently include entertainment time, where players can extend the duration of their game session; skill enhancements, where players can buy a wide variety of boosters that help them to progress; and access to content, where players can pay to unlock new episodes. Our approach is to make our pricing transparent and consistent throughout the game journey and includes multiple opportunities to buy virtual items. A typical “consumable” virtual item is used immediately, priced at approximately $1 and revenue is recognized upon the consumption, which approximates its time of purchase. The majority of our sales of virtual items are consumable in nature. We believe that targeting a modest share of our customer’s entertainment spend drives game longevity and customer loyalty, and is the most effective way of building a sustainable business over the long term.

Most of the purchases of virtual items are currently processed by the platform provider used by the individual player. Nearly all purchases of virtual items were made through Apple’s iOS, Google’s Android, and Facebook platforms during the quarter ended September 30, 2014. These platforms typically charge us a fee for their payment processing infrastructure services. We generally recognize our sales on a gross basis and record a corresponding cost of revenue for the amount paid to our payment processing partners.

As of September 30, 2014, in all our games on social platforms and in most of our games on mobile platforms, players receive virtual currency upon installing a game and throughout gameplay can purchase additional virtual currency. Our virtual currency can only be redeemed for virtual items and cannot be withdrawn. Virtual currency purchased in one of our games cannot be used in another of our games. Amounts collected from the sale of virtual currency are deferred and recognized as revenue as the player uses the virtual items purchased with the virtual currency.

We also generate a portion of our revenue from skill tournaments on our royalgames.com website. We retain a portion of the tournament entry fees players pay as revenue. In the quarter ended September 30, 2014, revenue from these skill tournaments represented less than 1% of our revenue.

Key Business Metrics

We use the following key financial and operating metrics to evaluate and manage our business on an ongoing basis, which we believe are useful for investors to compare key financial data both within and across reporting periods:

•	Financial Metrics

•	Gross Bookings

•	Revenue

•	Adjusted Revenue

•	Adjusted EBITDA

•	Adjusted EBITDA Margin

•	Adjusted Profit

•	Operating Metrics

•	Monthly Active Users (MAUs)

•	Daily Active Users (DAUs)

•	Monthly Unique Users (MUUs)

•	Monthly Unique Payers (MUPs)

•	Monthly Gross Average Bookings per Paying User (MGABPPU)

Key Financial Metrics

Gross Bookings and Revenue. We define gross bookings as the economic benefit collected from the sale of virtual items and for access to skill tournaments. We believe that this metric provides a meaningful measurement of our business performance during a particular period. Gross bookings is not computed in accordance with IFRS and its most comparable IFRS measure is revenue. While we believe that this financial measure provides a meaningful measurement of our business performance, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with IFRS. Prior to June 2013, gross bookings included amounts collected for advertising space sold which have subsequently become immaterial. The following table reflects the reconciliation of revenue to gross bookings for each of the periods indicated (in thousands):

	Quarter Ended
	Sept. 30, 2014	Jun. 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	Jun. 30, 2013	Mar. 31, 2013
Reconciliation of Revenue to Gross Bookings:
Revenue	$514,352	$593,563	$606,709	$601,715	$621,196	$455,472	$205,918
Sales tax	20,972	18,573	34,714	31,530	30,085	23,338	14,735
Other revenue(1)	(1,901)	(2,428)	(2,499)	(2,442)	(4,153)	(4,825)	(3,497)
Movement in player wallet and other adjustments(2)	1,495	1,464	1,300	1,599	1,337	1,208	1,339
Change in deferred revenue	9,001	(81)	865	(276)	(285)	5,726	101

Gross bookings	$543,919	$611,091	$641,089	$632,126	$648,180	$480,919	$218,596

(1)	Other revenue includes other marketing-related rebates from platform providers and sales tax rebates from platform providers.
(2)	Calculated as the change of the net withdrawable cash balance in skill tournament players’ accounts after adjustments for tournament fees, deposits, withdrawals, chargebacks and confiscated funds.

Gross bookings in the quarter ended September 30, 2014 decreased compared to the quarter ended June 30, 2014 by $67 million, or 11%. The decrease in gross bookings from second quarter 2014 to third quarter 2014 were primarily due to lower gross bookings from Candy Crush Saga, which were partially offset by increased gross bookings from our newer games.

Gross bookings decreased by $104 million or 16% from $648 million in the quarter ended September 2013 to $544 million in the quarter ended September 2014. The decline was driven by a decrease in Candy Crush Saga gross bookings, which was partially offset by an increase in gross bookings across our other games driven by the diversification of our game portfolio on the mobile platform.

In the quarter ended September 30, 2014, 77% of our gross bookings were derived from our mobile audience compared to 75% in the quarter ended June 30, 2014 and 73% in the quarter ended September 30, 2013. Candy Crush Saga accounted for 51% of our gross bookings in the quarter ended September 30, 2014 compared to 59% in the quarter ended June 30, 2014 and 85% in the quarter ended September 30, 2013.

Revenue in the quarter ended September 30, 2014 decreased compared to the quarter ended June 30, 2014 by $79 million, or 13%. The key drivers of this decrease were consistent with those affecting gross bookings as well as the increase in deferred revenue resulting from the launch of virtual currency in Candy Crush Saga on mobile during the quarter and an increase in the days our players hold virtual currency in our more mature games. Revenue decreased by $107 million or 17% from $621 million in the quarter ended September 2013 to $514 million in the quarter ended September 2014. The decrease in revenue was primarily due to lower revenues generated from Candy Crush Saga, which was partially offset by increased revenue from our newer games.

Adjusted Revenue. Adjusted revenue is a non-GAAP financial measure that is not calculated in accordance with IFRS. We define adjusted revenue as revenue adjusted to include changes in deferred revenue. We believe that adjusted revenue is a useful metric for calculating adjusted EBITDA margin and understanding our operating results and ongoing profitability.

The following table reflects the reconciliation of revenue to adjusted revenue for each of the periods indicated (in thousands):

	Quarter Ended
	Sept. 30, 2014	Jun. 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	Jun. 30, 2013	Mar. 31, 2013
Reconciliation of Revenue to Adjusted Revenue:
Revenue	$514,352	$593,563	$606,709	$601,715	$621,196	$455,472	$205,918
Change in deferred revenue	9,001	(81)	865	(276)	(285)	5,726	101

Adjusted revenue	$523,353	$593,482	$607,574	$601,439	$620,911	$461,198	$206,019

Adjusted revenue decreased from $593 million in the quarter ended June 30, 2014 and from $621 million in the quarter ended September 30, 2013 to $523 million in the quarter ended September 30, 2014. The key drivers of this decrease were consistent with those affecting gross bookings in the same periods.

Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures that are not calculated in accordance with IFRS. We define adjusted EBITDA as profit, adjusted for income tax expense, foreign currency exchange loss (gain), acquisition-related expense, non-operating (income) expense, net finance (income) costs, depreciation, amortization, share-based and other equity-related compensation (including social security tax charges associated therewith) and changes in deferred revenue. We define adjusted EBITDA margin as adjusted EBITDA as a percentage of adjusted revenue. We believe that adjusted EBITDA and adjusted EBITDA margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because it permits investors to evaluate our profitability from our ongoing operating activities. We also use these measures internally to establish forecasts, budgets and operational goals and to manage and monitor our business, as well as evaluating our ongoing and historical performance. Adjusted EBITDA and adjusted EBITDA margin have certain limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. These limitations include:

•	Adjusted EBITDA does not reflect that we defer revenue on certain virtual items;

•	adjusted EBITDA does not include foreign currency exchange loss (gain) or non-operating (income) expense, which includes legal settlements and one off gains and losses;

•	adjusted EBITDA does not include acquisition-related expense including contingent consideration fair value adjustments, acquisition-related transaction expenses, and employment linked acquisition consideration;

•	adjusted EBITDA does not include share-based and other equity-related compensation expense (and the social security tax charges associated therewith) and periodic charges;

•	other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, limiting its usefulness as a direct comparative measure.

The following table reflects the reconciliation of profit to adjusted EBITDA for each of the periods indicated (in thousands, except percentage data):

	Quarter Ended
	Sept. 30, 2014	Jun. 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	Jun. 30, 2013	Mar. 31, 2013
Reconciliation of Profit to Adjusted EBITDA:
Profit	$141,665	$165,370	$127,199	$159,246	$229,782	$125,915	$52,651
Add:
Income tax expense	45,779	50,169	34,012	47,583	56,914	29,254	12,930
Foreign currency exchange loss (gain)	(16,072)	(1,946)	4,063	927	971	(387)	(641)
Acquisition-related expense	3,784	—	—	—	—	—	—
Non-operating (income) expense	(2,500)	—	1,403	(239)	(296)	654	52
Net finance (income) costs	177	264	268	(54)	1,795	(7)	(3)
Share-based and other equity-related compensation(1)	30,762	31,412	78,016	59,599	(485)	21,654	15,298
Change in deferred revenue	9,001	(81)	865	(276)	(285)	5,726	101
Depreciation and amortization	3,473	3,054	2,765	2,186	1,798	1,345	1,034

Adjusted EBITDA	$216,069	$248,242	$248,591	$268,972	$290,194	$184,154	$81,422

Adjusted EBITDA margin	41%	42%	41%	45%	47%	40%	40%

(1)	Includes the vested portion of special cash grants made in the quarters ended December 31, 2013 and March 31, 2014, on a per share or per award basis to personnel and directors who held equity securities or other share-based awards at the time of the grant. $35 million of these special grants have been paid in April 2014 and $2 million have been paid in July 2014. The unvested portion of up to $19 million will be paid over the remaining vesting period of the underlying share-based award, with $2 million expected to be paid by the end of 2014, $12 million in 2015 and the remaining $6 million expected to be paid between 2016 and 2018. No such future grants are currently expected. For more information, see “—Dividends and Other Payments.”

Adjusted EBITDA decreased from $248 million in the quarter ended June 30, 2014 to $216 million in the quarter ended September 30, 2014. The decrease was primarily due to the lower gross bookings and revenue discussed above partially offset by lower operating expenditures, including a planned decrease in marketing spend and lower platform fees resulting from the decrease in gross bookings.

Adjusted EBITDA decreased from $290 million in the quarter ended September 30, 2013 to $216 million in the quarter ended September 30, 2014. This decrease was primarily due to a decrease in gross bookings and an increase in research and development headcount partially, offset by lower platform fees that resulted from the decrease in gross bookings and a planned decrease in marketing.

Adjusted EBITDA margin decreased from 47% in the quarter ended September 30, 2013 and 42% in the quarter ended June 30, 2014 to 41% in the quarter ended September 30, 2014. We expect adjusted EBITDA margin to fluctuate from quarter to quarter as marketing spend varies with new game launches and other events throughout the year such as the holiday season.

Adjusted Profit. Adjusted profit is a non-GAAP financial measure that is not calculated in accordance with IFRS. We define adjusted profit as profit, adjusted for share-based and other equity-related compensation (including social security tax charges associated therewith), changes in deferred revenue, acquisition-related expense and amortization of acquired intangibles assets. Other companies in our industry may calculate adjusted profit differently or not at all, limiting its usefulness as a direct comparative measure.

The following table reflects the reconciliation of profit to adjusted profit for each of the periods indicated (in thousands):

	Quarter Ended
	Sept. 30, 2014	Jun. 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	Jun. 30, 2013	Mar. 31, 2013
Reconciliation of Profit to Adjusted Profit
Profit	$141,665	$165,370	$127,199	$159,246	$229,782	$125,915	$52,651
Add:
Share-based and other equity-related compensation(1)	30,762	31,412	78,016	59,599	(485)	21,654	15,298
Acquisition-related expense	3,784	—	—	—	—	—	—
Change in deferred revenue	9,001	(81)	865	(276)	(285)	5,726	101

Amortization of intangible assets acquired	127	127	30	30	30	30	30
Tax effect of adjustments	(7,933)	(8,541)	(18,230)	(13,748)	142	(5,257)	(2,959)

Adjusted Profit	$177,406	$188,287	$187,880	$204,851	$229,184	$148,068	$65,121

(1)	Includes the vested portion of special cash grants made in the quarters ended December 31, 2013 and March 31, 2014, on a per share or per award basis to personnel and directors who held equity securities or other share-based awards at the time of the grant. $35 million of these special grants have been paid in April 2014 and $2 million have been paid in July 2014. The unvested portion of up to $19 million will be paid over the remaining vesting period of the underlying share-based award, with $2 million expected to be paid by the end of 2014, $12 million in 2015 and the remaining $6 million expected to be paid between 2016 and 2018. No such future grants are currently expected. For more information, see “—Dividends and Other Payments.”

Adjusted profit decreased from $188 million in the quarter ended June 30, 2014 to $177 million in the quarter ended September 30, 2014. The movement from the previous quarter was consistent with those affecting adjusted EBITDA in the same periods in addition to a $14 million increase in foreign exchange gains, $3 million gain related to a legal settlement and $5 million decrease in income tax expense and the tax effect to the adjustments to profit.

Adjusted profit decreased from $229 million in the quarter ended September 30, 2013 to $177 million in the quarter ended September 30, 2014. This decrease was consistent with the impacts affecting adjusted EBITDA in the same periods in addition to a $17 million increase related to foreign exchange gains, a $3 million gain related to a legal settlement and a $3 million decrease in income tax expense and the tax adjustments to the adjustments to profit.

Key Operating Metrics

We track a variety of operating metrics to measure our ability to grow, retain and monetize our user network. These metrics are shown on a sequential quarterly basis for the past seven quarters to be consistent with how we track and monitor our key operating metrics internally. For our calculation of non-unique user metrics, an individual who either plays two of our games on a single platform or device, or the same game on two platforms or devices in the relevant period would be counted as two users. For our calculation of unique user metrics, we do not de-duplicate user data, so a user who plays our games on multiple platforms or devices in the relevant period will be counted as a unique user for each platform or device on which the user played during the period. However, due to certain technological limitations, a user who plays on more than one platform or device will likely be counted more than once as a unique user.

Monthly Active Users (MAUs). We monitor MAUs as a key measure of the overall size of our network of users and as a measure of their regular engagement with our portfolio of games. MAUs are the number of individuals who played a particular game in the 30-day period ending with the measurement date. We calculate average MAUs by adding the total number of active users as of the end of each month in a given period and dividing by the number of months in the period.

	Quarter Ended
(in millions)	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2014	2014	2014	2013	2013	2013	2013
Average MAUs	495	485	481	408	361	265	138

Average MAUs increased by 10 million, or 2%, to 495 million in the quarter ended September 30, 2014 from 485 million in the quarter ended June 30, 2014. This increase reflects the growth of our monthly players across our mobile platforms, partially offset by the continued decline in activity of our Facebook players. In addition, we observed increased activity as a result of our new mobile games and our expansion in Asia, partially offset by a reduction in the US and Europe.

Average MAUs increased by 134 million, or 37%, to 495 million in the quarter ended September 30, 2014 from 361 million in the quarter ended September 30, 2013. This increase was primarily due to the overall growth in our network resulting from our introduction of additional games, our release of new content for existing games, and the overall growth in consumer usage of mobile devices.

Daily Active Users (DAUs). We monitor DAUs as a key measure of our active player audience. DAUs are the number of individuals who played one of our games during a particular day. We calculate average DAUs by adding the total number of DAUs for each day in a period and dividing by the number of days in the period.

	Quarter Ended
	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(in millions)	2014	2014	2014	2013	2013	2013	2013
Average DAUs	137	138	143	124	109	76	36

Average DAUs remained relatively flat with a slight decrease of 1 million, or 1%, to 137 million in the quarter ended September 30, 2014 from 138 million in the quarter ended June 30, 2014. This was primarily as a result of an increase in our players across our mobile platforms which reflects the growth of activity in our newer mobile games, offset by the continued decline in activity from our Facebook players.

Average DAUs increased by 28 million, or 26%, to 137 million in the quarter ended September 30, 2014 from 109 million in the quarter ended September 30, 2013. This increase is primarily due to the overall growth in our network as a result of our introduction of additional games, our release of new content for existing games and the overall growth in consumer usage of mobile devices.

Monthly Unique Users (MUUs). We monitor MUUs as a key measure of total network reach across our games. MUUs are the number of unique individuals who played any of our games on a particular platform in the 30-day period ending with the measurement date. We calculate average MUUs by adding the total number of unique users as of the end of each month in a given period and dividing by the number of months in the period.

	Quarter Ended
	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(in millions)	2014	2014	2014	2013	2013	2013	2013
Average MUUs	348	345	352	304	269	194	101

Average MUUs increased by 3 million, or 1%, to 348 million in the quarter ended September 30, 2014 from 345 million in the quarter ended June 30, 2014. We believe the reasons for the movement in MUUs were consistent with the factors driving the increase in our MAUs.

Average MUUs increased by 79 million, or 29%, to 348 million in the quarter ended September 30, 2014 from 269 million in the quarter ended September 30, 2013. We believe the reasons for the movement in MUUs were consistent with the factors driving the increase in MAUs.

Monthly Unique Payers (MUPs). We monitor MUPs as a key measure of total paid network reach across our network of games. MUPs are the number of unique individuals who made a purchase of a virtual item at least once on a particular platform in the 30-day period ending with the measurement date. We calculate average MUPs by adding the total number of unique payers as of the end of each month in a period and dividing by the number of months in the period. Due to technological limitations, average MUPs for periods prior to April 2013 exclude Google’s Android payers.

	Quarter Ended
	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
(in thousands)	2014	2014	2014	2013	2013	2013	2013
Average MUPs	8,669	10,423	11,859	12,165	13,012	10,339	4,095

Average MUPs decreased 17% in the quarter ended September 30, 2014 compared to the quarter ended June 30, 2014. We believe this decrease was primarily a result of reduced payment activity among the occasional payers on the network, in addition to an increased number of our games offering virtual currency, which reduces the frequency of monetization as large packages of virtual currency are purchased and used over extended periods.

Average MUPs decreased by 33% in the quarter ended September 30, 2014 compared to the quarter ended September 30, 2013. We believe this decrease was primarily a result of reduced payment activity among our less engaged payers on the network, in addition to an increased number of our games offering virtual currency, which reduces the frequency of monetization as large packages of virtual currency are purchased and used over extended periods.

Monthly Gross Average Bookings per Paying User (MGABPPU). We monitor MGABPPU as a key measure of overall monetization across our network on a monthly basis. MGABPPU is calculated by dividing (1) our total gross bookings in a given period by (2) the number of months in that period, divided by (3) the average number of MUPs during the period. Due to technological limitations, average MGABPPU for periods prior to April 2013 exclude Google’s Android payers.

	Quarter Ended
	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2014	2014	2014	2013	2013	2013	2013
MGABPPU	$20.92	$19.54	$18.02	$17.32	$16.60	$15.51	$15.92

MGABPPU increased by $1.38, or 7%, from $19.54 in the quarter ended June 30, 2014 to $20.92 in the quarter ended September 30, 2014. MGABPPU increased by $4.32, or 26%, from $16.60 in the quarter ended September 30, 2013 to $20.92 in the quarter ended September 30, 2014. The increase in MGABPPU reflects our retention of our more engaged customers as we have seen that payers who play in more than one game tend to spend more. Additionally, we believe our increase use of virtual currency in our games, which creates the opportunity to transact at higher amounts, had a positive impact on our MGABPPU during the period.

Components of Costs and Expenses

Cost of Revenue

Our cost of revenue consists of direct expenses incurred in order to generate revenue from our games. This primarily includes amounts charged by our platform service providers, and also includes fees paid to payment processing providers, salaries, bonuses, benefits and share-based and other equity-related compensation for our customer support and infrastructure teams.

Research and Development

Our research and development expenses primarily consist of salaries, bonuses, benefits and share-based and other equity-related compensation for our engineers and associated developers. In addition, research and development expenses include outside services and consulting, as well as allocated facilities, amortization and other overhead costs.

Costs associated with maintaining our computer software and associated infrastructure are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of our identifiable and unique games are recognized as intangible assets, and amortized within research and development expense over an 18-month period for our mobile and social games, and over a three-year period for our skill tournaments.

Sales and Marketing

Our sales and marketing expenses primarily consist of performance marketing related to player acquisition across a variety of mobile and media platforms worldwide. Sales and marketing also includes salaries, bonuses, benefits and share-based and other equity-related compensation for our sales and marketing colleagues, as well as consulting fees. In addition, sales and marketing expenses include general marketing, branding, advertising and public relations costs, as well as allocated facilities and other overhead costs.

General and Administrative

Our general and administrative expenses primarily consist of salaries, bonuses, benefits and share-based and other equity-related compensation for our executive, finance, legal, information technology, human resources and other administrative colleagues, and outside consulting, legal and accounting services, as well as facilities and other overhead costs not allocated to other areas across the business. In addition, general and administrative expenses include all of our depreciation expense, as well as our non-game amortization.

Other Gains (Losses)

Our other gains (losses) primarily consists of foreign exchange gains and losses generated from cash balances and working capital revaluations, legal settlements and fair value adjustments to contingent consideration.

Net Finance Income (Costs)

Net finance income (costs) consists primarily of arrangement and other fees incurred to secure our asset-based loan facility (ABL Credit Facility). If we were to borrow under the ABL Credit Facility, net finance income (costs) would include any interest payable on outstanding borrowings and loan fees. Net finance income (costs) also includes interest income earned on our cash and cash equivalents.

Income Tax Expense

Income tax expense consists of income taxes in the various jurisdictions where we are subject to taxation. Our annual effective income tax rate fluctuates based on our financial results, as well as the product mix and geographic breakdown of operations and sales and is expected to be within a range of 19—24%. This range could vary as a result of movements in our share price which could impact our deferred taxes associated with our share-based compensation. Additionally, future effective tax rates are subject to the tax regimes in which we operate remaining consistent with their current arrangements.

Results of Operations

The following table summarizes our consolidated statements of operations data:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Consolidated Statements of Operations Data:
(in thousands)
Revenue	$514,352	$621,196	$1,714,624	$1,282,586
Costs and expenses (1):
Cost of revenue	163,389	188,716	541,969	395,151
Research and development	42,278	11,039	129,401	61,983
Sales and marketing	100,745	110,164	347,645	270,636
General and administrative	38,891	21,815	147,161	45,642

Total costs and expenses	345,303	331,734	1,166,176	773,412

Total revenue less expenses	169,049	289,462	548,448	509,174
Other gains (losses)	18,572	(971)	16,455	57
Net finance costs	(177)	(1,795)	(709)	(1,785)

Profit before tax	187,444	286,696	564,194	507,446
Tax expense	45,779	56,914	129,960	99,098

Profit	$141,665	$229,782	$434,234	$408,348

(1)	Costs and expenses includes share-based and other equity-related compensation expense and depreciation and amortization expense as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Share-based and other equity-related compensation:
Cost of revenue	$556	$275	$5,202	$3,045
Research and development	12,803	(1,963)	52,369	29,862
Sales and marketing	1,896	296	9,670	1,114
General and administrative	15,507	907	72,949	2,446

Total share-based and other equity-related compensation expense	$30,762	$(485)	$140,190	$36,467

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Depreciation and amortization expense:
Cost of revenue	$—	$—	$—	$—
Research and development	770	490	2,064	1,320
Sales and marketing	—	—	—	—
General and administrative	2,703	1,308	7,228	2,857

Total depreciation and amortization expense	$3,473	$1,798	$9,292	$4,177

The following table summarizes our historical consolidated annual statements of operations data as a percentage of revenue for the periods shown:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Consolidated Statements of Operations Data:
Revenue	100%	100%	100%	100%
Costs and expenses (1):
Cost of revenue	32	30	32	31
Research and development	8	2	8	5
Sales and marketing	20	18	20	21
General and administrative	8	4	9	4

Total costs and expenses	67	53	68	60

Total revenue less expenses	33	47	32	40
Other gains (losses)	4	—	1	—
Net finance costs	—	—	—	—

Profit before tax	36	46	33	40
Tax expense	9	9	8	8

Profit	28%	37%	25%	32%

(1)	Costs and expenses include the following share-based and other equity-related compensation expense as follows as a percentage of revenue:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Share-based and other equity-related compensation:
Cost of revenue	0%	0%	0%	0%
Research and development	2	—	1	1
Sales and marketing	—	—	—	—
General and administrative	3	—	2	—

Total share-based and other equity-related compensation expense	5%	0%	3%	1%

Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,
	2014	2013	% Change	2014	2013	% Change
(in thousands)
Mobile revenue	$396,953	$456,669	(13)%	$1,286,972	$883,331	46%
Web revenue	116,776	161,807	(28)%	425,247	380,100	12%
Other revenue	623	2,720	(77)%	2,405	19,155	(87)%

Revenue	$514,352	$621,196	(17)%	$1,714,624	$1,282,586	34%

Revenue decreased by $107 million in the quarter ended September 30, 2014, compared to the same period of the prior year. Mobile revenue decreased by $60 million to $397 million in the quarter ended September 30, 2014 from $457 million in same period of the prior year. Web revenue decreased by $45 million to $117 million in the quarter ended September 30, 2014 from $162 million in the same period of the prior year. The decline in revenue compared to the prior year quarter is primarily attributable to the factors affecting gross bookings discussed above.

Revenue increased by $432 million in the nine months ended September 30, 2014, compared to the same period of the prior year. Mobile revenue increased by $404 million to $1,287 million in the nine months ended September 30, 2014 from $883 million in same period of the prior year. Web revenue increased by $45 million to $425 million in the nine months ended September 30, 2014 from $380 million in the same period of the prior year. The increase in revenue for the nine month period compared to last year is primarily attributable to our overall growth in our network as a result of our introduction of new content and the overall growth in consumer usage of mobile devices.

Costs and Expenses

Cost of Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,
	2014	2013	% Change	2014	2013	% Change
(in thousands)
Cost of revenue	$163,389	$188,716	(13)%	$541,969	$395,151	37%
Percentage of revenue	32%	30%		32%	31%

Cost of revenue decreased by $25 million in the quarter ended September 30, 2014, compared to the same period of the prior year. This decrease was driven by a $30 million decrease in amounts charged by our mobile platform partners and Facebook, in connection with our decline in gross bookings partially offset by a $3 million increase in headcount and related costs. Cost of revenue as a percentage of revenue increased to 32% for the quarter ended September 30, 2014 compared to 30% for the quarter ended September 30, 2013 as a result of our increased headcount to support our network growth.

Cost of revenue increased by $147 million in the nine months ended September 30, 2014, compared to the same period of the prior year. This increase was driven by a $138 million increase in amounts charged by our mobile platform partners and Facebook, in line with our growth in gross bookings and a $5 million increase in headcount and other related expenses which included a $2 million increase in share-based and other-related compensation. Cost of revenue as a percentage of revenue increased to 32% for the nine months ended September 30, 2014, compared to 31% for the nine months ended September 30, 2013.

Research and Development

	Three Months Ended September 30,			Nine Months Ended September 30,
	2014	2013	% Change	2014	2013	% Change
(in thousands)
Research and development	$42,278	$11,039	283%	$129,401	$61,983	109%
Percentage of revenue	8%	2%		8%	5%

Research and development expenses increased by $31 million in the quarter ended September 30, 2014, compared to the same period of the prior year. This movement is as a result of a $27 million increase in headcount and other related expenses such as facilities and other overhead costs and includes a $15 million increase in share based and other equity-related compensation and a $2 million increase in acquisition-related employment expenses.

Research and development expenses increased by $67 million in the nine months ended September 30, 2014, compared to the same period of the prior year. This movement is as a result of a $56 million increase in headcount and other related expenses, such as facilities and other overhead costs, and includes a $23 million increase in share based and other equity-related compensation and a $2 million increase in acquisition-related employment expenses.

Sales and Marketing

	Three Months Ended September 30,			Nine Months Ended September 30,
	2014	2013	% Change	2014	2013	% Change
(in thousands)
Sales and marketing	$100,745	$110,164	(9)%	$347,645	$270,636	28%
Percentage of revenue	20%	18%		20%	21%

Sales and marketing expenses decreased by $9 million in the quarter ended September 30, 2014, compared to the same period of the prior year. This decrease was primarily attributable to a $13 million decrease in performance marketing, a $4 million increase in headcount and other related expenses, which included a $2 million increase in share-based and other equity-related compensation expense. Sales and marketing expenses as a percentage of revenue increased to 20% for the quarter ended September 30, 2014 compared to 18% of revenue for the quarter ended September 30, 2013 as a result of expenditures related to upcoming game launches.

Sales and marketing expenses increased by $77 million in the nine months ended September 30, 2014, compared to the same period of the prior year. This increase was primarily attributable to a $62 million increase in performance marketing and television spend, a $14 million increase in headcount and other related expenses, which included a $9 million increase in share-based and other equity-related compensation expense. Sales and marketing expenses as a percentage of revenue decreased to 20% for the nine months ended September 30, 2014 from 21% of revenue for the nine months ended September 30, 2013, as a result of significant marketing on Candy Crush Saga in the third quarter of 2013.

General and Administrative

	Three Months Ended September 30,			Nine Months Ended September 30,
	2014	2013	% Change	2014	2013	% Change
(in thousands)
General and administrative	$38,891	$21,815	78%	$147,161	$45,642	222%
Percentage of revenue	8%	4%		9%	4%

General and administrative expenses increased by $17 million in the quarter ended September 30, 2014, compared to the same period of the prior year. This increase was primarily driven by a $22 million increase in headcount and other related expenses, which included a $15 million increase in share-based and other equity-related compensation, to support our growth. Additionally, there was a $1 million increase of acquisition-related fees in connection with the acquisitions in the period, partially offset by a $6 million decrease in professional fees incurred during the same period last year related to the initial public offering. General and administrative expenses, excluding share-based and other equity-related compensation expense, increased from 3% of revenue in the quarter ended September 30, 2013 to 5% of revenue in the quarter ended September 30, 2014.

General and administrative expenses increased by $102 million in the nine months ended September 30, 2014, compared to the same period of the prior year. This increase was primarily driven by a $97 million increase in headcount and other related expenses, which included a $71 million increase in share-based and other equity-related compensation expense, to support our growth. Additionally there was a $1 million increase in professional fees and a $4 million increase in unallocated depreciation and amortization. General and administrative expenses excluding share-based and other equity-related compensation expense, increased from 3% of revenue in the nine months ended September 30, 2013 to 4% of revenue in the nine months ended September 30, 2014.

Other Gains (Losses)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2014	2013	% Change	2014	2013	% Change
(in thousands)
Other gains (losses)	$18,572	$(971)	(2013)%	$16,455	$57	28768%
Percentage of revenue	4%	0%		1%	0%

Other gains (losses) increased by $20 million in the quarter ended September 30, 2014, compared to the same period of the prior year. This increase was primarily driven by a $17 million increase foreign exchange gains and a $3 million gain related to a legal settlement. Other gains and losses increased from an immaterial amount of revenue in the quarter ended September 30, 2013 to 4% of revenue in the quarter ended September 30, 2014.

Other gains (losses) expenses increased by $16 million in the nine months ended September 30, 2014, compared to the same period of the prior year. This increase was primarily driven by a $14 million increase in foreign exchange gains and a $3 million gain related to a legal settlement. Other gains and losses, increased from an immaterial amount of revenue in the nine months ended September 30, 2013 to 1% of revenue in the nine months ended September 30, 2014.

Net Finance Costs

	Three Months Ended September 30,			Nine Months Ended September 30,
	2014	2013	% Change	2014	2013	% Change
(in thousands)
Net finance costs	$(177)	$(1,795)	(90)%	$(709)	$(1,785)	(60)%
Percentage of revenue	0%	0%		0%	0%

Net finance costs was $0.2 million in the quarter ended September 30, 2014, compared to $2 million in the quarter ended September 30, 2013. This decrease reflects the cost of arrangement and other fees incurred to secure the ABL Credit Facility in 2013.

Net finance costs was $0.7 million in the nine months ended September 30, 2014, compared to $2 million in the nine months ended September 30, 2013. This decrease reflects the cost of arrangement and other fees incurred to secure the ABL Credit Facility in 2013.

Income Tax Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
	2014	2013	% Change	2014	2013	% Change
(in thousands)
Income tax expense	$45,779	$56,914	(20)%	$129,960	$99,098	31%
Effective tax rate	24%	20%		23%	20%

Income tax expense was $46 million in the quarter ended September 30, 2014, compared to $57 million for the same period in the prior year, representing effective income tax rates of 24% and 20%, respectively. The increase in the effective income tax rate was primarily attributable to the effect of the share price movement on the deferred taxes related to our share-based compensation.

Income tax expense was $130 million in the nine months ended September 30, 2014, compared to $99 million for the same period in the prior year, representing effective income tax rates of 23% and 20%, respectively. The increase in the effective income tax rate is for the same reasons as described above.

Liquidity and Capital Resources

	Nine Months Ended September 30,
	2014	2013
Consolidated Statement of Cash Flows Data: (in thousands)
Capital expenditure(1)	$23,790	$14,517
Net cash generated from operating activities	$506,715	$392,136
Net cash flows used in investing activities	$(41,829)	$(14,517)
Net cash flows from financing activities	$114,110	—

(1)	Includes purchases of property, plant and equipment and intangible assets.

As of September 30, 2014, we had cash and cash equivalents of $976 million, substantially all of which consists of cash on hand.

We believe that our existing cash and cash equivalents, together with cash internally generated from ongoing operations, will be sufficient to fund our operations, capital expenditures and possible share repurchases for at least the next 12 months and beyond. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, introduction of new games to mobile and social platforms, new studios and acquisitions of other companies. To the extent that existing cash and cash equivalents are insufficient to fund our future activities, we may need to raise additional funds.

We will repatriate cash to Ireland from our subsidiaries by repayment of intercompany balances. We do not intend to repatriate cash in the form of dividend distributions or any other form of taxable payment. Accordingly, we do not expect tax would arise in Ireland in connection with the repatriation of cash from foreign subsidiaries. However, any repatriation of cash in the form of a taxable payment, such as a dividend distribution, would be subject to taxation at the Irish statutory tax rate, which is currently 12.5%.

Operating Activities

Operating activities provided $507 million of cash in the nine months ended September 30, 2014. The cash flow from operating activities primarily came from $564 million of profit before tax, adjusted for $91 million of non-cash items, $52 million generated from a decrease in working capital and $96 million of income tax and financing costs in the period.

Operating activities provided $392 million of cash in the nine months ended September 30, 2013. The cash flow from operating activities primarily came from $507 million of profit before tax, adjusted for $10 million of non-cash items, $124 million use of funds through an increase in working capital and $1 million of income tax and financing costs in the period.

Investing Activities

Our main capital investing activities consists of acquisitions, the purchases of office equipment, leasehold improvements, computer hardware, computer software, patents, and capitalized game development costs. We estimate that our ongoing capital requirements will scale proportionately with the overall size of the business, but will remain a small percentage of the overall cash generated by the business.

During the nine months ended September 30, 2014 we invested $42 million in the purchase of property, plant and equipment, mainly computer hardware and leasehold improvements for our expanding studios, capitalized game development costs and the acquisitions of Nonstop Games and Astrapia. During the nine months ended September 30, 2013 we invested $15 million in the purchase of property, plant and equipment, mainly computer hardware and capitalized game development costs.

Financing Activities

Financing activities provided $114 million in the nine months ended September 30, 2014, primarily from $329 million net proceeds from the initial public offering, $3 million proceeds from new share issues, partially offset by the $217 million dividend payment and $1 million repurchase of shares.

No financing activities occurred during the same period of 2013.

Credit Facility

The ABL Credit Facility contains a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries, subject to specified exceptions, to incur additional liens; make investments; incur additional debt; merge, dissolve, liquidate or consolidate with or into another entity; sell or dispose of assets; and engage in transactions with affiliates. We are required to maintain a consolidated fixed-charge coverage ratio of 1.00 to 1.00 if excess availability under the ABL Credit Facility is less than the greater of $10 million and 10.0% of the revolving credit commitments at any time over the facility term which ends October 2018. As of November 7, 2014, there were no outstanding loans or issued letters of credit under the ABL Credit Facility and as of September 30, 2014, we had approximately $112 million available for borrowing under the ABL Credit Facility. Currently, there are no plans to draw down on the ABL Credit Facility.

Dividends and Other Payments

On January 31, 2014, our board of directors declared a dividend of $0.795 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of $217 million in aggregate, which was paid on February 6, 2014.

In April 2014, we paid $29 million to employees who held our discretionary bonus units, which represents 50% of the aggregate amounts payable under these incentive arrangements. We also paid an additional $9 million in related social security. The remaining 50% will be payable in the first quarter of 2015, provided such employees are still employed by us at that time.

In August 2014, our board of directors approved a special dividend of $0.46 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of $147 million in aggregate to be payable to shareholders of record on September 30, 2014. The dividend was paid on October 22, 2014.

In August 2014, our executive officers, directors, founders and all affiliated funds, including Bellaria Holding S.a.r.l, of whom Apax WW Nominees Ltd is the sole shareholder, together representing 79% of shares outstanding as of September 30, 2014, have agreed to a new lock up through the date following our announcement of fourth quarter and full year 2014 earnings.

Certain of our equity securities and other share-based incentive awards are not eligible to receive dividends. As a result, on October 21, 2013 and January 31, 2014, our board of directors approved aggregate special cash grants of $28 million and $31 million, respectively, to our current personnel and directors that hold such securities and awards. These special grants are being recognized in the consolidated statement of operations over the vesting period of the underlying equity securities or awards. The vested portion of this grant was paid in April 2014, with the remaining portion paid subsequently over the vesting period.

Share Repurchase Program

On November 4, 2014, the Company’s Board of Directors approved a share repurchase program of a maximum of $150 million of the Company’s ordinary shares to be effected through open market purchases. This program is subject to requisite regulatory and shareholder approvals which the Company is seeking to obtain during the first quarter of 2015. It is proposed that the share repurchase program would extend for a year, and the Board would seek a renewal of authority from the shareholders and the Irish Takeover Panel at the next annual general meeting in mid-2015.

Off Balance Sheet Arrangements

As of September 30, 2014, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

There have been no material changes to the critical accounting policies and estimates are compared to the critical accounting policies and estimates described in the historical consolidated financial statements for the year ended December 31, 2013.

Quantitative and Qualitative Disclosures About Market Risk

During the quarter ended September 30, 2014, there were no significant changes to our quantitative and qualitative disclosures about market risk. Please refer to, ‘Quantitative and Qualitative Disclosure About Market Risk” included in our Final Prospectus for a more complete discussion on the market risks we encounter.

Recently Issued and Adopted Accounting Standards

For information with respect to recent accounting pronouncements and the impact of these pronouncements on our financial statements, see note 3, in the accompanying notes to the condensed consolidated financial statements included elsewhere in this Form 6-K.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. Before you invest in our ordinary shares, you should carefully consider the following risks, as well as general economic and business risks and in the other information contained in this Form 6-K and our final prospectus. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our ordinary shares to decline, which would cause you to lose all or part of your investment.

Risks Related to Our Business

We have experienced significant rapid growth in our operations, and we cannot assure you that we will effectively manage our growth.

We have experienced a period of significant rapid growth and expansion in our operations that has placed, and continues to place, significant strain on our management and resources. For example, our staff headcount and the scope and complexity of our business have increased significantly, with the number of employees increasing from 338 as of December 31, 2012 to 1,108 as of September 30, 2014, and we expect headcount growth to continue for the foreseeable future. Since October 2011, we have also opened seven game studios in Europe and we have acquired one game studio in Asia to support our growth and game development. The growth and expansion of our business and headcount create significant challenges for our management and operational resources. We cannot assure you that this level of significant growth will be sustainable in the future. In the event of continued growth of our operations, our information technology systems or our internal controls and procedures will need to be scaled to support our operations. In addition, some members of our management do not have significant experience managing a large global business operation, so our management may not be able to manage such growth effectively. We must continue to improve our operational and management processes and systems, and identify, hire, integrate, develop and motivate a large number of qualified employees. If we fail to do so, our ability to grow our business could be harmed. As our organization continues to grow, and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our ability to quickly develop and launch new games. This could negatively affect our business performance.

A small number of games currently generate a substantial majority of our revenue and if we are unable to generate gross bookings and revenues from other games that offset the declines from these games, it will be difficult for us to continue to grow our business.

In the third quarter of 2014, our top three games Candy Crush Saga, Farm Heroes Saga and Pet Rescue Saga accounted for 82% of our total gross bookings (across the web and mobile channels in the aggregate), with Candy Crush Saga accounting for 51% of our total gross bookings (across the web and mobile channels in the aggregate). Additionally, our overall gross bookings declined sequentially from the second quarter of 2014, primarily due to the decrease in gross bookings from Candy Crush Saga. While gross bookings from our other games partially offset some of this decrease, the increase in gross bookings from our other games, including our newer games, was not sufficient to offset this decline. If the gross bookings of our top games, including Candy Crush Saga are lower than anticipated and we are unable to broaden our portfolio of games or increase gross bookings from those games, we will not be able to maintain or grow our revenue and our financial results will be adversely affected.

We must develop new games and enhance our existing games so that our players will continue to play our games and make purchases of virtual items within our games.

Our continued growth will depend on our ability to regularly develop new games and enhance our existing games in ways that improve the gaming experience for both paying and non-paying players while encouraging the purchase of virtual items within our games. In the event our current game development model ceases to be effective so that a game IP that is popular with our sophisticated, highly experienced players, whom we call VIPs fails to be successful when adapted for mobile and social platforms or that new games do not generate a sufficient amount of gross bookings, our current development costs would increase and our operating results would suffer. It is possible that only a small number of our games, if any, become successful and generate significant purchases of virtual items.

Our ability to successfully develop new games and enhance existing games and their ability to achieve commercial success are subject to a number of challenges, including:

•	our need to continually anticipate and respond to changes in the game industry, particularly in the mobile and social platforms;

•	our ability to compete successfully against a large and growing number of industry participants;

•	our ability to develop and launch new game IP and games on time and on budget;

•	our ability to develop new game formats that drive engagement and monetization;

•	our ability to adapt to changing player preferences;

•	our ability to enhance existing games by adding features and functionality that will encourage continued engagement with the game;

•	our ability to hire and retain skilled personnel as we seek to expand our development capabilities;

•	our ability to access new demographic markets;

•	our ability to integrate our strategic acquisitions;

•	our ability to achieve a positive return on our advertising investments and continue to experience success with organic viral growth; and

•	the need to minimize and quickly resolve bugs or outages.

If we are unable to develop new and enhance existing games that generate meaningful revenue, our business and financial results could be harmed.

We face significant competition, there are low barriers to entry in the digital gaming industry, and competition is intense.

The digital gaming industry is highly competitive, and we expect more competitors to emerge and a wider range of games, including in the casual category, to be introduced. We face competition from a number of competitors who develop games on social networks, mobile, PC and consoles, some of which include features that compete with our casual games and have community functions where game developers can engage with their players. These competitors include companies such as Electronic Arts Inc., Zynga Inc. and Glu Mobile, Inc. and numerous privately-held companies such as Rovio Oy, KetchApp International Srl and Supercell Oy. In addition, we face competition from online game developers and distributors who are primarily focused on specific international markets. Many new developers enter the gaming market on a regular basis, some of which see significant success in a short period of time. We could also face increased competition if large companies with significant online presences such as Amazon.com, Inc., Apple, Inc., Facebook, Inc., Google Inc., The Walt Disney Company or Yahoo! Inc., choose to enter or expand in the games space or develop competing games. Some of these current, emerging and potential competitors have significant resources for developing or acquiring additional games, may be able to incorporate their own strong brands and assets into their games or distribution of their games, have a more diversified set of revenue sources than we do and may be less severely affected by changes in consumer preferences, regulations or other developments that may impact the casual game industry.

As there are relatively low barriers to entry to develop a mobile or online casual game, we expect new game competitors to enter the market and existing competitors to allocate more resources to develop and market competing games and applications. We also compete or will compete with a vast number of small companies and individuals who are able to create and launch games and other content for these devices and platforms using relatively limited resources and with relatively limited start-up time or expertise. Increased competition could result in loss of players or our ability to acquire new players cost-effectively, both of which could harm our business.

We will not maintain our recent annual revenue and gross bookings growth rates.

Our historical annual revenue and gross bookings growth rates should not be considered indicative of our future performance. As we grow our business, we expect these annual growth rates to slow in future periods as the size of our player network increases and as we achieve higher market penetration rates. For example, our sequential quarterly gross bookings growth from the quarter ended December 31, 2013 through September 30, 2014 on an annualized basis is significantly lower than our historical annual growth rate. As these growth rates decline, investors’ perceptions of our business may be adversely affected and the market price of our ordinary shares could decline.

Our players may decide to select competing forms of entertainment instead of playing our games.

We also face competition for the leisure time, attention and discretionary spending of our players. Other forms of leisure time activities, such as offline, traditional online, personal computer and console games, television, movies, sports, and the Internet, are much larger and more well-established options for consumers. If our players do not find our games to be compelling or if other leisure time activities are perceived by our players to offer greater variety, affordability, interactivity and overall enjoyment, our business could be materially and adversely affected.

If players do not find our casual game formats compelling and engaging, we could lose players and our revenue could decline.

Our most successful games to date have been our games that are in the casual game genre and we intend to continue to develop new games primarily in this genre. In addition, we launch our casual games in our Saga format, which involves the progression of the game through numerous levels and through a background story. It is possible that players could lose interest in this format over time due to a variety of reasons, including the emergence of new formats that players find more engaging, increased popularity of other game titles, or lack of sustained interest or loss of interest in particular games or the genre of games. If large numbers of players were to lose interest in the casual game genre or in our Saga format or if we are not able to develop games in new casual sub-genres or if we cannot develop new game formats, we could lose players, and our revenue and business could be harmed.

Frequent and unpredictable changes in consumer preferences may cause player interest in the casual game format to decline.

Our most successful games to date are in the casual game genre and our future success will depend on the continued popularity of casual games with consumers. Consumer tastes and preferences are subject to frequent changes, and it is possible that new gaming formats could replace casual games in popularity. We may not be able to predict future shifts in gaming formats and may not take timely action to adapt our products to new gaming formats or to develop games that consumers continue to enjoy. If player interest in the casual game format declines, and we are unable to anticipate future consumer preferences in gaming formats, then our business, financial performance and results of operations may be adversely and substantially affected.

We have a relatively short history offering our games on mobile and social platforms on a free-to-play basis. This model and these platforms are relatively new and evolving. These factors make it difficult to evaluate our future prospects and financial results.

Prior to 2010, we primarily generated revenue from online casual skills games with an emphasis on tournament play and from sales of advertising inventory available on our website. With the emergence of mobile and social platforms as a means for broad digital distribution, we began offering some of our games through Facebook beginning in late 2010, on mobile platforms through the Apple App Store and the Google Play Store in 2011 and through the Amazon Appstore and on KakaoTalk in 2013. We also launched Candy Crush Saga in China through Tencent’s social networks in August 2014. Our recently announced efforts to expand beyond the casual format may not be successful. Accordingly, we have had limited experience offering games using these new distribution platforms and in different geographies around the world, which makes it difficult to effectively assess their long-term prospects. In addition, mobile platforms and social networks have only recently become significant distribution platforms. As a result, we have limited experience with our model and we also have limited information operating in these markets. Thus, it is difficult for us to forecast our future revenue growth, if any, and to plan our operating expenses appropriately, which in turn makes it difficult to predict our future operating results.

If the use of mobile devices as game platforms and the proliferation of mobile devices generally do not increase, our business could be adversely affected.

While the number of people using mobile Internet-enabled devices, such as smartphones and handheld tablets, has increased dramatically in the past few years, the mobile market, particularly the market for mobile games, is still emerging and it may not grow as we anticipate. Our future success is substantially dependent upon the continued growth of use of mobile devices for games. The proliferation of mobile devices may not continue to develop at historical rates and consumers may not continue to use mobile Internet-enabled devices as a platform for games. In addition, we do not yet offer our games on all mobile devices. Therefore, if the mobile devices on which our games are available decline in popularity, we could experience a decline or a slow in growth in revenue until we are able to develop versions of our games for other mobile devices or platforms. Any decline in the usage of mobile devices for games could harm our business.

If we are able to develop new games that achieve success, it is possible that these games could divert players of our other games without growing the overall size of our network, which could harm our operating results.

Although it is important to our future success that we develop new games that become popular with players, it is possible that these games could cause players to reduce their playing time and purchases of virtual items in our existing games but without the new games making up the difference. In addition, we also plan to cross-promote our new games in our other games, which could further encourage players of existing games to divert some of their playing time and spend on existing games. If new games do not grow the size of our network or generate sufficient additional purchases of virtual items to offset any declines in purchases from our other games, our revenue and our profitability could be materially and adversely affected.

Our free-to-play business model depends on purchases of virtual items within our games, and our business, financial condition and results of operations will be materially and adversely affected if we do not continue to successfully implement this model.

We derived nearly all of our revenue from the sale of virtual items in our games in recent periods and expect to continue to do so in the future. Our games are available to players for free, and we generally generate revenue from them only if they purchase in-game virtual items, such as “boosters” that enhance their skills to help players progress, “extra lives” or “level unlocks” to progress further in the game. If we fail to offer popular virtual items, make unpopular changes to existing virtual items or offer games that do not attract purchases of virtual items, or if our distribution partners make it more difficult or expensive for players to purchase in-game virtual items, our business, financial condition and results of operations will be materially and adversely affected.

A relatively small percentage of our player network accounts for a large portion of our revenue and if we are unable to continue to retain players or if they decrease their spending, our revenue could be harmed.

A relatively small portion of our player network accounts for a large portion of our revenue. If we are unable to continue to offer games that encourage these customers to purchase virtual items, if these players do not continue to play our games, or if we cannot encourage significant additional players to purchase virtual items in our games, we would not be able to sustain our revenue growth rate, and our business would be harmed.

As we achieve greater market penetration, the rate at which we acquire new players will decline, we may fail to retain existing customers, and the number of customers we have will fluctuate, any of which will materially and adversely affect our results of operations and financial condition.

For the quarter ended September 30, 2014, we had an average of 495 million average monthly average users (MAUs), an increase of 134 million from 361 million for the quarter ended September 30, 2013. As we have achieved significant market penetration, we will not attract new players at a similar rate as we have in the past. Accordingly the growth rates of our MAUs, DAUs and other key operating metrics may decline as compared to the growth rates from historical periods. For example, our DAUs in the quarter ended September 30, 2014 declined sequentially from the quarter ended June 30, 2014. In order to sustain our revenue, we must attract new players and retain existing players that purchase virtual items. To retain players, we must devote significant resources so that the games they play retain their interest, encourage them to purchase virtual items and attract them to our other games. If the number of our players, the rates at which we attract and retain players, the rate at which players purchase virtual items from us, or the volume and/or price of their purchases declines, our results of operations and financial condition will be adversely affected.

In order to acquire new players, we utilize a variety of marketing channels, including advertising online through mobile and social networks, and increasingly through television. Acquiring players can be costly and the effectiveness of such efforts can vary widely by game, geography and platform and increased competition can have the effect of increasing player acquisition costs. Furthermore, the success of our business depends in large part on our ability to retain our players, generate revenue from new players and migrate our existing players to new games and new platforms. In 2012, 2013 and the nine months ended September 30, 2014, we incurred $55 million, $377 million and $348 million, respectively, in sales and marketing expenses to promote our games. We also encourage our existing players to play our new games and use new platforms through cross-promotions. As our player network continues to evolve, it is possible that the composition of our player network may change in a manner that makes it more difficult to generate sufficient revenue to offset the costs associated with acquiring new players and retaining our current players. Additionally, our cross-promotions may be ineffective or could be restricted by platforms thereby reducing retention of our existing players. If the cost to acquire players is greater than the revenue we generate over time from those players and if we cannot successfully migrate our current players to new games and new platforms as we have historically done so, our business and operating results will be harmed.

We may not maintain profitability in the future.

Although we were profitable in the past, we expect to make significant investments in growing our business, including through investments in organic growth as well as possible strategic acquisitions of new game IP, and increase our employee headcount, which could reduce our profitability compared to past periods. In addition, as a public company, we are incurring significant accounting, legal and other expenses that we did not incur as a private company. As a result of these increased expenditures, our profitability could decline in future periods. While our revenue has grown substantially from 2011, this growth rate is not likely to continue, and we may not achieve sufficient revenue growth in future periods to maintain profitability. In future periods, our revenue could decline or grow more slowly than we expect. We also may incur significant losses in the future for a number of reasons, including due to the other risks described in this section, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors. Accordingly, we may not be able to maintain profitability, and we may incur losses in the future.

We may experience fluctuations in our quarterly operating results due to a number of factors, which make our future results difficult to predict.

Our revenue and other operating results could vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. In addition, we may not be able to accurately predict our future revenue or results of operations. We base our current and future expense levels on our internal operating plans and forecasts, and some of our operating costs are to a large extent fixed in the near term. As a result, we may not be able to reduce our costs quickly enough to compensate for an unexpected shortfall in revenue, and even a small shortfall in revenue could adversely affect financial results for that quarter.

Factors that may contribute to the variability of our quarterly results include:

•	the ability of games released in prior periods to sustain their popularity and monetization rates and the popularity and monetization rates of new games or enhancements to existing games released during the quarter;

•	a loss of popularity of the casual sub-genres of our games or our Saga game format;

•	our ability to maintain and increase the number of our players who purchase virtual items and the volume of their purchases;

•	delays in launching our games on mobile or social platforms;

•	changes to the terms and conditions offered by our platform partners and our ability to effectively use those platforms for distribution and marketing;

•	the increase in popularity of existing games and the timing of new games released by our competitors;

•	fluctuations in the size and rate of growth of overall consumer demand for games on mobile devices and social media or mobile platforms;

•	increases in marketing and other operating expenses that we may incur to grow and expand our operations;

•	system failures or breaches of data security;

•	changes in privacy laws affecting how we may market to our players or use the personal information we collect;

•	regulatory changes such as in consumer protection;

•	inaccessibility of the distribution platforms for our games;

•	changes in accounting rules;

•	fluctuations in foreign currency exchange rates; and

•	macro-economic conditions and their effect on discretionary consumer spending.

Our share price may be volatile, and the market price of our ordinary shares may decline.

Market prices for securities of newly-public companies have historically been particularly volatile in response to various factors, some of which are beyond our control. Some of the factors that may cause the market price for our ordinary shares to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;

•	loss of existing players due to declining popularity of existing games or lack of new highly successful games;

•	actual or anticipated changes in our growth rate;

•	competitors developing more compelling games attracting our players;

•	our announcement of actual results for a fiscal period that are lower than projected or expected or our announcement of revenue or earnings guidance that is lower than expected;

•	changes in estimates of our financial results or recommendations by securities analysts;

•	the loss of, or changes to, one of our other distribution platforms;

•	changes in market valuations of similar companies;

•	success of competitive games or products;

•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;

•	announcements by us or our competitors of significant products or services, contracts, acquisitions or strategic alliances;

•	regulatory developments in Europe, the United States or other countries;

•	actual or threatened litigation involving us or our industry;

•	additions or departures of key personnel;

•	general trends in the gaming industry as a whole;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	further issuances of ordinary shares by us;

•	sales of ordinary shares by our shareholders;

•	repurchases of ordinary shares; and

•	changes in general economic, industry and market conditions.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies You may not realize any return on your investment in us and may lose some or all of your investment. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources, and harm our business, operating results and financial condition. In addition, recent fluctuations in the financial and capital markets have resulted in volatility in securities prices.

We will continue to selectively pursue acquisitions of complementary businesses and technologies, which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and adversely affect our operating results.

We will continue to selectively pursue acquisitions of complementary businesses and technologies that we believe could complement or expand our game IPs, enhance our technical capabilities, add skilled personnel or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

If we acquire businesses or technologies, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	negative effects on games and game development from the changes and potential disruption that may follow the acquisition;

•	inability to integrate the operations, systems, technologies, products and personnel of each acquired company, the inefficiencies and lack of control that may result if such integration is delayed or not implemented, and unforeseen difficulties and expenditures that may arise in connection with integration;

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	in some cases, the need to transition operations and players onto our existing or new platforms and the potential loss of, or harm to, our relationships with employees, players and other suppliers as a result of integration of new businesses;

•	in certain instances, the ability to exert control of acquired businesses that include earnout provisions in the agreements relating to such acquisitions or the potential obligation to fund an earnout for a product that has not met expectations;

•	diversion of management’s attention from other business concerns;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of our available cash to consummate the acquisition.

The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits, which could adversely affect our business and operating results. Our ability to engage in future acquisitions will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Acquisitions could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt (and increased interest expense), contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and/or intangible assets, which could adversely affect our results of operations and dilute the economic and voting rights of our shareholders.

Our core value of putting our players first may conflict with the short-term interests of our business.

One of our core values is that the player comes first in everything we do, which we believe is essential to our success in increasing our growth and engagement and in serving the best, long-term interests of the company and our shareholders. Therefore, we may forgo certain expansion or short-term revenue opportunities that we do not believe will enhance the experience of our players, even if our decision negatively impacts our operating results in the short term. It is possible that our decisions may not result in the long-term benefits that we expect, in which case our business and operating results could be harmed.

If we fail to anticipate or successfully develop games for new technologies, platforms and devices, the quality, timeliness and competitiveness of our games could suffer.

The casual game genre is characterized by rapid technological changes that can be difficult to anticipate. New technologies, including distribution platforms and gaming devices, such as consoles, connected TVs or a combination of existing and new devices, may force us to adapt our current game development processes or adopt new processes. If consumers shift their time to platforms other than the mobile and social platforms where our games are currently distributed, the size of our audience could decline and our performance could be impacted. It may take significant time and resources to shift our focus to such technologies, platforms and devices, putting us at a competitive disadvantage. Alternatively, we may increase the resources employed in research and development in an attempt to accelerate our development to adapt to these new technologies, distribution platforms and devices, either to preserve our games or a game launch schedule or to keep up with our competition, which would increase our development expenses. We could also devote significant resources to updating developing games to work with such technologies, platforms or devices, and these new technologies, platforms or devices may not experience sustained, widespread consumer acceptance. The occurrence of any of these events could adversely affect the quality, timeliness and competitiveness of our games, or cause us to incur significantly increased costs, which could harm our operating results.

We rely on third-party platforms such as the Apple App Store, the Google Play Store and Facebook to distribute our games and collect revenue. If we are unable to maintain a good relationship with such platform providers, if their terms and conditions, methods of distribution, payment practices or pricing changed to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, or if any of these platforms were unavailable for a prolonged period of time, our business will suffer.

We currently derive a majority of our revenue from distribution of our games on the Apple App Store, the Google Play Store and Facebook, and most of the virtual items we sell are purchased using the payments processing systems of these platform providers. These platforms also serve as significant online distribution platforms for our games. We are subject to their standard terms and conditions for application developers, which govern the promotion, distribution and operation of games and other applications on their platforms. In addition, if we violate, or if a platform provider believes that we have violated, its terms and conditions, the particular platform provider may discontinue or limit our access to that platform, which would harm our business. Our business would be harmed if they discontinue or limit our access to their platforms, if their platforms decline in popularity, if they modify their current discovery mechanisms, communication channels available to developers, respective terms of service or other policies, including fees, if they are required to change how they label free-to-play games or take payment for in-app purchases, or change how the personal information of players is made available to developers or develop their own competitive offerings.

We also rely on the continued operation of third-party platforms such as the Apple App Store, the Google Play Store and Facebook. In the past, some of these platform providers have been unavailable for short periods of time or experienced issues with their in-app purchasing functionality. If either of these events recurs on a prolonged, or even short-term, basis or other similar issues arise that impact players’ ability to download our games, access social features or purchase virtual items, it would have a material adverse effect on our revenue, operating results and brand. Furthermore, any change or deterioration in our relationship with these platform providers could materially harm our business and likely cause our share price to decline.

In addition, we launched Candy Crush Saga in China through Tencent’s mobile communications and social network platforms, in August 2014. We have limited experience operating Candy Crush Saga on these new platforms and cannot make any assurances that this game will achieve comparable levels of success through this relationship as it has historically in other geographic regions or on other platforms.

Becoming a public company has increased our compliance costs significantly and required the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.

Prior to our initial public offering, we were not subject to the reporting requirements of the Exchange Act, or the other rules and regulations of the U.S. Securities and Exchange Commission (SEC), or any securities exchange relating to public companies, or of the laws, rules and regulations of Ireland applicable to Irish corporations. We continue to work with our legal, independent accounting and advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include financial planning and analysis, tax, corporate governance, accounting policies and procedures, internal controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. In addition, the Irish law imposes a number of additional regulatory filings and other requirements that require us to incur additional legal, accounting and administrative costs. We have made, and will continue to make, significant changes in these and other areas. However, the expenses that are required in order to comply with all requirements of a public company are material. Compliance with the various reporting and other requirements applicable to public companies also require considerable time and attention of management and also require us to successfully hire and integrate a significant number of additional qualified personnel into our existing finance, legal, human resources and operations departments.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

We currently depend on the continued services and performance of our key personnel, including Riccardo Zacconi, our Chief Executive Officer, and John Sebastian Knutsson, our Chief Creative Officer, and our other executive officers and senior development personnel. Although we have entered into employment agreements with Messrs. Zacconi and Knutsson, the agreements have no specific duration and these employees can terminate their employment at any time, subject to the agreed notice periods and post-termination restrictive covenants. In addition, our games are created, developed, enhanced and supported in our in-house game studios. The loss of key game studio personnel, including members of management as well as key engineering, game development, artists, product, marketing and sales personnel, could disrupt our current games, delay new game development, and decrease player retention, which would have an adverse effect on our business.

As we continue to grow, we cannot guarantee we will continue to attract the personnel we need to maintain our competitive position. In particular, we intend to hire a significant number of engineering, development, operations and design personnel, and we expect to face significant competition from other companies in hiring such personnel as well as recruiting well-qualified staff in multiple international jurisdictions. As we mature, the incentives to attract, retain and motivate our staff provided by our equity awards or by future arrangements, such as through cash bonuses, may not be as effective as in the past. If we do not succeed in attracting, hiring and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively.

We currently operate in multiple jurisdictions and plan to continue expanding to jurisdictions where we have limited operating experience and may be subject to increased business, additional regulation and economic risks that could affect our financial results.

We plan to continue the expansion of our game offerings to various other jurisdictions, where we have limited or no experience in marketing, developing and deploying our games. For example, we are expanding our operations in Asia, and some Asian markets have substantial legal and regulatory complexities. We are subject to a variety of risks inherent in doing business internationally, including:

•	risks related to the legal and regulatory environment in non-U.S. jurisdictions, including with respect to privacy and data security, and unexpected changes in laws, regulatory requirements and enforcement;

•	burdens of complying with a variety of foreign laws in multiple jurisdictions;

•	potential damage to our brand and reputation due to compliance with local laws, including requirements to provide player information to local authorities;

•	fluctuations in currency exchange rates;

•	political, social or economic instability;

•	the potential need to recruit and work through local partners;

•	cultural differences which may affect market acceptance of our games;

•	reduced protection for or increased violation of intellectual property rights in some countries;

•	difficulties in managing global operations and legal compliance costs associated with multiple international locations;

•	compliance with the U.K. Bribery Act, U.S. Foreign Corrupt Practices Act and similar laws in other jurisdictions;

•	natural disasters, including earthquakes, tsunamis and floods;

•	inadequate local infrastructure; and

•	exposure to local banking, currency control and other financial-related risks.

If we are unable to manage our global operations successfully, our financial results could be adversely affected.

We are dependent on a small number of data center providers and any failure or significant interruption in our network could impact our operations and harm our business.

We host the backend systems that our games use from a primary data center located in Stockholm, Sweden. We have a back-up system also hosted at a separate data center in Stockholm, Sweden. We do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible lengthy service interruptions in connection with doing so.

Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our players. Our third-party data center operators could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy, faced by our third-party data centers operators or any of the service providers with which we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our games could adversely affect our reputation and adversely affect the game playing experience. If a particular game is unavailable when players attempt to access it or if navigation through a game is slower than they expect, players may stop playing the game and may be less likely to return to the game as often, if at all. Interruptions in our services might reduce our revenue, subject us to potential liability, or adversely affect our renewal rates.

To the extent that our disaster recovery systems are not adequate, or we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate increasing traffic, our business and operating results may suffer. Our insurance may be insufficient to compensate us for any losses.

We will need to continue to expand and enhance our network infrastructure to accommodate the growth of our business.

We rely on our internal network infrastructure to manage our operations and to provide us with the data we need to analyze the performance of our business and to report our operational and financial performance accurately. We have made substantial investments in expanding and enhancing our network systems and we plan to continue to invest in our network systems, which could involve additional purchases of computer hardware and software as well as the hiring of additional operations personnel. We may not be able to successfully install and implement any new computer hardware and software needed to enhance our operational systems and we may not be able to attract a sufficient number of additional qualified operations personnel. If we are unable to successfully expand and enhance our network infrastructure and operational systems, or experience difficulties in implementing such systems, our business could be harmed.

Catastrophic events may disrupt our business.

Our systems and operations are vulnerable to damage or interruption from fires, floods, power losses, telecommunications failures, cyber attacks, terrorist attacks, acts of war, human errors, break-ins and similar events. Additionally, we rely on our network, data centers and third-party infrastructure and enterprise applications, internal technology systems and our website for our development, marketing and operational support activities. In the event of a catastrophic event, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our services, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results.

Unforeseen “bugs” or errors in our games could harm our brand, which could harm our operating results.

Our games have in the past contained and may in the future contain errors or “bugs” that are not detected until after they are broadly released. Any such errors could harm the overall game playing experience for our players, which could cause players to reduce their playing time or in game purchases, discontinue playing our games altogether, or not recommend our games. Such errors could also result in our games being non-compliant with applicable laws or create legal liability for us. Resolving such errors could also disrupt our operations, cause us to divert resources from other projects, or harm our operating results.

Security breaches could harm our business.

Security breaches have become more prevalent in the technology and gaming industries. We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect, use, store and disclose, but there is no guarantee that inadvertent (e.g., software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized data access or use will not occur despite our efforts. Although we have not experienced any material security breaches to date, we have in the past experienced and we may in the future experience attempts to disable our systems or to breach the security of our systems. Techniques used to obtain unauthorized access to personal information, confidential information and/or the systems on which such information are stored and/or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures.

If an actual or perceived security breach occurs, the market perception of our security measures could be harmed and we could lose sales and customers and/or suffer other negative consequences to our business. A security breach could adversely affect the game playing experience and cause the loss or corruption of data, which could harm our business, financial condition and operating results. Any failure to maintain the security of our infrastructure could result in loss of personal information and/or other confidential information, damage to our reputation and customer relationships, early termination of our contracts and other business losses, indemnification of our customers, financial penalties, litigation, regulatory investigations and other significant liabilities. In the event of a major third-party security incident, we may incur losses in excess of their insurance coverage. Further, certain incidents that we can experience may not be covered by the insurance that we carry.

Moreover, if a high profile security breach occurs with respect to us or another digital entertainment company, our customers and potential customers may lose trust in the security of our business model generally, which could adversely impact our ability to retain existing customers or attract new ones.

The laws and regulations concerning data privacy and data security are continually evolving; our or our platform providers’ actual or perceived failure to comply with these laws and regulations could harm our business.

Players can play our games online, using third-party platforms and networks and on mobile devices. We collect and store significant amounts of information about our players—both personally identifying and non-personally identifying information. We are subject to laws from a variety of jurisdictions regarding privacy and the protection of this player information. For example, the European Union (EU) has traditionally taken a broader view than the United States and certain other jurisdictions as to what is considered personal information and has imposed greater obligations under data privacy regulations. The U.S. Children’s Online Privacy Protection Act (COPPA) also regulates the collection, use and disclosure of personal information from children under 13 years of age. While none of our games are directed at children under 13 years of age, if COPPA were to apply to us, failure to comply with COPPA may increase our costs, subject us to expensive and distracting government investigations and could result in substantial fines.

Data privacy protection laws are rapidly changing and likely will continue to do so for the foreseeable future. The U.S. government, including the Federal Trade Commission and the Department of Commerce, is continuing to review the need for greater regulation over the collection of personal information and information about consumer behavior on the Internet and on mobile devices and the EU has proposed reforms to its existing data protection legal framework. Various government and consumer agencies worldwide have also called for new regulation and changes in industry practices. In addition, in some cases, we are dependent upon our platform providers to solicit, collect and provide us with information regarding our players that is necessary for compliance with these various types of regulations.

Player interaction with our games is subject to our privacy policy and terms of service. If we fail to comply with our posted privacy policy or terms of service or if we fail to comply with existing privacy-related or data protection laws and regulations, it could result in proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, impact our financial condition and harm our business. If regulators, the media or consumers raise any concerns about our privacy and data protection or consumer protection practices, even if unfounded, this could also result in fines or judgments against us, damage our reputation, and negatively impact our financial condition and damage our business.

In the area of information security and data protection, many jurisdictions have passed laws requiring notification when there is a security breach for personal data or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. Our security measures and standards may not be sufficient to protect personal information and we cannot guarantee that our security measures will prevent security breaches. A security breach that compromises personal information could harm our reputation and result in a loss of player confidence in our products and ultimately in a loss of players, which could adversely affect our business and impact our financial condition. This could also subject us to liability under applicable security breach-related laws and regulations and could result in additional compliance costs, costs related to regulatory inquiries and investigations, and an inability to conduct our business.

We are subject to the rules and regulations adopted by the payment card networks, such as Visa and MasterCard, and if we fail to adhere to their rules and regulations, we would be in breach of our contractual obligations to payment processors and merchant banks, which could subject us to damages and liability and could eventually prevent us from processing or accepting credit card payments.

The payment card networks, such as Visa and MasterCard, have adopted rules and regulations that apply to all merchants who process and accept credit cards for payment of goods and services. Parts of our business require us to comply with these rules and regulations as part of the contracts we enter into with payment processors and merchant banks. The rules and regulations adopted by the payment card networks include the Payment Card Industry Data Security Standards (PCI DSS). Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage and security of payment card data to help prevent fraud. If we fail to comply with the rules and regulations adopted by the payment card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may subject us to fines, penalties, damages, higher transaction fees, civil liability and loss of certification and could eventually prevent us from processing or accepting debit and credit cards or could lead to a loss of payment processor partners. Further, there is no guarantee that even if we currently comply with the rules and regulations adopted by the payment card networks, we will be able to maintain our compliance. We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss or misuse of the debit or credit card data of customers or participants or regulatory or criminal investigations. A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and any increases in our credit card and debit card fees could adversely affect our business, operating results and financial condition. Moreover, any such illegal or improper payments could harm our reputation and may result in a loss of service for our customers, which would adversely affect our business, operating results and financial condition.

Cheating programs or guides could affect the player experience and may lead players to stop purchasing virtual items.

Unrelated third parties have developed, and may continue to develop, “cheating” programs or guides that enable players to advance in our games, which could reduce the demand for virtual items. In addition, unrelated third parties could attempt to scam our players with fake offers for virtual items. In addition, vulnerabilities in the design of our applications and of the platforms upon which they run could be discovered after their release, which may result in lost revenue opportunities. This may lead to lost revenue from paying players or increased cost of developing technological measures to respond to these, either of which could harm our business.

If we fail to maintain our brand or further develop widespread brand awareness cost-effectively, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our games and attracting new players. Brand promotion activities may not generate consumer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in building our brand. In addition, our brand can be harmed if we experience adverse publicity for our games for any reason, including due to “bugs,” outages, security breaches or violations of laws. If we fail to successfully promote and maintain our brand, or incur substantial expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our applications.

If we are unable to maintain and nurture our company culture, our business may be harmed.

We believe that building and maintaining a unique culture benefits our players and staff. Following our transition to being a public company and with continued staff headcount growth and expansion of our operations, it is more challenging to maintain our company culture. If we fail to maintain our culture, we may not be able to recruit and retain talented staff that develop and support highly engaging games for our players and our business may be harmed.

Our business is subject to a variety of laws worldwide, many of which are untested and still developing and which could subject us to further regulation, claims or otherwise harm our business.

We are subject to a variety of laws in Ireland, the United States, Europe and other jurisdictions, including laws regarding consumer protection (including with respect to the use of email, telephonic, text messaging and other forms of electronic marketing), intellectual property, virtual items and currency, export and national security, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our games, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in Ireland, the United States, Europe and elsewhere that could restrict the online and mobile industries, including player privacy, advertising, taxation, gaming, payments, copyright, distribution and antitrust, among others. Furthermore, the growth and development of electronic commerce and virtual items and currency may prompt calls for more stringent consumer protection laws that may impose additional burdens on or limitations on operations of companies such as ours conducting business through the Internet and mobile devices. For example, the EU has met with certain industry representatives and consumer-protection groups to discuss certain aspects of free-to-play games. We anticipate that scrutiny and regulation of our industry will further increase, and we will be required to devote legal and other resources to addressing such regulation such as in the labelling of free-to-play games and the marketing of in-app purchases. For example, existing laws or new laws regarding the marketing of in-app purchases, regulation of currency, banking institutions, unclaimed property and money laundering may be interpreted to cover virtual currency or goods, or laws regarding the regulation of gambling may be interpreted to encompass our games. We have structured and operate our skill tournaments with gambling laws in mind and believe that playing these games does not constitute gambling. However, our skill tournaments could in the future become subject to gambling-related rules and regulations and expose us to civil and criminal penalties. We also sometimes offer our players various types of contests and promotion opportunities. We are subject to laws in a number of jurisdictions concerning the operation and offering of such activities and games, many of which are still evolving and could be interpreted in ways that could harm our business. If these were to occur we might be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, such as reporting to regulators, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States, Europe or elsewhere regarding these activities may lessen the growth of casual game services and impair our business.

Changes in the tax treatment of companies engaged in Internet commerce may adversely affect the commercial use of our services and our financial results.

Due to the global nature of the Internet, it is possible that various states or countries might attempt to regulate our transmissions or levy sales, income, consumption, use or other taxes relating to our activities, or impose obligations on us to collect such taxes. Tax authorities in non-U.S. jurisdictions and at the U.S. federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in Internet commerce such as the sale of virtual items and the provision of online services. The imposition of new or revised non-U.S. or U.S. federal, state or local tax laws or regulations may subject us or our players to additional sales, income, consumption, use or other taxes. We cannot predict the effect of current attempts to impose such taxes on commerce over the Internet. New or revised taxes and, in particular, sales, use or consumption taxes, the Value Added Tax and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of selling virtual items over the Internet. New taxes could also create significant increases in internal costs necessary to capture data, and collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

The intended tax benefits of our corporate structure and intercompany arrangements may not be realized, which could result in an increase to our worldwide effective tax rate and cause us to change the way we operate our business.

Our corporate structure and intercompany arrangements, including the manner in which we develop and use our intellectual property and the transfer pricing of our intercompany transactions, are intended to provide us worldwide tax efficiencies. The application of the tax laws of various jurisdictions to our international business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. As a result, our tax positions could be challenged and our income tax expenses could increase in the future.

For instance, if tax authorities in any of the countries in which we operate were to successfully challenge our transfer prices, they could require us to reallocate our income to reflect transfer pricing adjustments, which could result in an increased tax liability to us. In addition, if the country from which the income was reallocated did not agree with the reallocation asserted by the first country, we could become subject to tax on the same income in both countries, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it could increase our tax liability, which could adversely affect our financial position and results of operations.

Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement could harm our business and operating results.

We regard the protection of our trade secrets, copyrights, trademarks, domain names and other intellectual property rights as critical to our success and we rely on trademark and patent law, trade secret protection, copyright law and confidentiality and license agreements to protect our proprietary rights.

We pursue the registration of our domain names, trademarks and service marks in Europe, the United States and in certain additional jurisdictions. We are seeking to protect our trademarks, patents and domain names in an increasing number of jurisdictions, a process that is expensive and time-consuming and may not be successful or which we may not pursue in every location. We may, over time, increase our investment in protecting our innovations through increased patent filings that are expensive and time-consuming and may not result in issued patents that can be effectively enforced.

We enter into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with parties with whom we conduct business in order to confirm our ownership of intellectual property and to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others. Further, our corporate structure includes several different subsidiaries in many countries, which increases our burden with respect to policing our employees’ compliance with their confidentiality obligations. In some instances we may be required to obtain licenses to intellectual property in lieu of ownership. Such licenses may be limited in scope and require us to renegotiate on a frequent basis for additional use rights. Moreover, to the extent we only have a license to any intellectual property used in any of our games, there may be no guarantee of continued access to such intellectual property, including on commercially reasonable terms.

Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise to obtain and use our technology and games. For example, some companies have released games that are very similar to other successful games in an effort to confuse the market and divert players from their competitor’s games to their copycat games. To the extent that these tactics are employed with respect to any of our games, it could reduce our revenue that we generate from these games. Monitoring unauthorized use of our games is difficult and costly, and we incur significant costs in fighting infringement and we cannot be certain that the steps we have taken will prevent piracy and other unauthorized distribution and use of our technology and games, particularly in certain non-U.S. jurisdictions, such as certain Asian jurisdictions, where the laws may not protect our intellectual property rights as fully as in Europe and the United States. To the extent we expand our activities worldwide, our exposure to unauthorized copying and use of our games and proprietary information may increase. In the future, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets to determine the validity and scope of proprietary rights claimed by others or to defend against claims of infringement or invalidity. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed.

There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology or games. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. These steps may be inadequate to protect our intellectual property. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property.

We could be required to cease certain activities and/or incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

Some of our competitors may own technology patents, copyrights, trademarks, trade secrets and website content, which they may use to assert claims against us. In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Companies in the Internet and technology industries are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights. As we face increasing competition and as litigation becomes a more common way to resolve disputes, we face a higher risk of being the subject of intellectual property infringement claims. Although we have not been subject to successful claims or lawsuits against us in the past, we cannot assure you that we will not become in the future, subject to claims that we have misappropriated or misused other parties’ intellectual property rights. If we are sued by a third party that claims that our technology infringes its rights, the litigation (with or without merit) could be expensive and could divert our management resources.

The results of any intellectual property litigation to which we might become a party may require us to do one or more of the following:

•	cease making, selling, offering for sale or using technologies that incorporate the challenged intellectual property;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	obtain a license, which may not be available on reasonable terms, to sell or use the relevant technology; or

•	redesign technology to avoid infringement.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us, such payments or costs could have a material adverse effect upon our business and financial results.

We use open source software in our games that may subject our software code to general release or require us to re-engineer such code, which may cause harm to our business.

We use open source software in our game development. Some open source software licenses require developers who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our games. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our games, discontinue distribution in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our game development efforts, any of which could harm our reputation, result in player losses, increase our costs or otherwise adversely affect our business and operating results.

Risks Related to Investing in a Foreign Private Issuer or an Irish Company

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the New York Stock Exchange listing standards. This may afford less protection to holders of our ordinary shares than U.S. regulations.

As a foreign private issuer whose ordinary shares are listed on the New York Stock Exchange, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the New York Stock Exchange listing standards. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the New York Stock Exchange listing standards with which it does not comply, followed by a description of its applicable home country practice. Our home country practices in Ireland may afford less protection to holders of our ordinary shares. For example, under Irish law, there is no general statutory requirement for equity compensation plans to be approved by way of shareholder resolution, which is different than the requirements of the New York Stock Exchange listing standards. As such, while we may choose to seek shareholder approval for any equity compensation plans, we do not intend to adopt any requirements for shareholder approval of such plans in our amended and restated memorandum and articles of association. We may rely on exemptions available under the New York Stock Exchange listing standards to a foreign private issuer and follow our home country practices in the future, and as a result, you may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange listing standards.

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less detailed than those of a U.S. issuer.

We report under the Exchange Act, as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, we are not required to provide as detailed disclosure as a U.S. registrant, particularly in the area of executive compensation. It is possible that some investors may not be as interested in investing in our ordinary shares as the securities of a U.S. registrant that is required to provide more frequent and detailed disclosure in certain areas, which could adversely affect our share price.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and the New York Stock Exchange listing standards. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Judgments of U.S. courts may be difficult to enforce in Ireland.

It may not be possible to enforce court judgments obtained in the United States against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

Summary judgment against us or our directors or officers, as the case may be, may be granted by the Irish court without requiring the issues in the U.S. litigation to be reopened on the basis that those matters have already been decided by the U.S. court provided that the Irish court is satisfied that:

•	the judgment is final and conclusive;

•	the U.S. court had jurisdiction to determine the claim(s) (which is a matter of Irish law);

•	the U.S. judgment is not impeachable for fraud and is not contrary to Irish rules of natural or substantial justice;

•	the enforcement of the judgment will not be contrary to public policy or statute in Ireland;

•	the judgment is for a definite sum of money;

•	the Irish proceedings were commenced within the relevant limitation period;

•	the judgment is not directly or indirectly for the payment of taxes or other charges of a like nature or a fine or other penalty (for example, punitive or exemplary damages);

•	the judgment remains valid and enforceable in the court in which it was obtained unless and until it is set aside; and

•	before the date on which the U.S. court gave judgment, the issues in question had not been the subject of a final judgment of an Irish court or of a court of another jurisdiction whose judgment is enforceable in Ireland.

Irish Law may afford less protection to holders of our securities.

As an Irish company, we are governed by the Irish Companies Acts 1963-2013 (Irish Companies Acts), which differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or other officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. The rights of shareholders to bring proceedings against us or against our directors or officers in relation to public statements are more limited under Irish law than the civil liability provisions of the U.S. securities laws. You should also be aware that Irish law does not allow for any form of legal proceedings directly equivalent to the class action available in U.S. courts. Accordingly, holders of our ordinary shares may have more difficulty protecting their interests than would holders of shares of a corporation incorporated in a jurisdiction of the United States.

Our board of directors may be limited by the Irish Takeover Rules in its ability to defend an unsolicited takeover attempt.

Following the listing of our ordinary shares on the New York Stock Exchange, we are subject to the Irish Takeover Panel Act, 1997, Irish Takeover Rules 2013 (Irish Takeover Rules), under which we will not be permitted to take certain actions that might “frustrate” an offer for our ordinary shares once our board of directors has received an offer, or has reason to believe an offer is or may be imminent, without the approval of more than 50% of shareholders entitled to vote at a general meeting of our shareholders or the consent of the Irish Takeover Panel. This could limit the ability of our board of directors to take defensive actions even if it believes that such defensive actions would be in our best interests or the best interests of our shareholders.

The operation of the Irish Takeover Rules may affect the ability of certain parties to acquire our ordinary shares.

Under the Irish Takeover Rules if an acquisition of ordinary shares were to increase the aggregate holding of the acquirer and its concert parties to ordinary shares that represent 30% or more of the voting rights of the company, the acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding ordinary shares at a price not less than the highest price paid for the ordinary shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of ordinary shares by a single person holding ordinary shares that represent between 30% and 50% of the voting rights in the company, or by a person which together with its concert parties holds ordinary shares that represent more than 30% of the voting rights in the company, if the effect of such acquisition were to increase that single person’s or that person’s and its concert parties’ percentage of the voting rights by 0.05% or more within any 12 month period.

Equally, if, as a result of a repurchase by the company of its ordinary shares, the aggregate percentage holding of ordinary shares of a person and its concert parties were to increase to 30% or more, that person and its concert parties (or such one or more of such persons as the Irish Takeover Panel may direct) would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding shares at a price not less than the highest price paid for the ordinary shares by such persons during the previous 12 months. Similarly, if, as a result of a repurchase by the company of its ordinary shares, the aggregate percentage holding of ordinary shares of a single person holding between 30% and 50% of the voting rights in the company, or of a person together with its concert parties holding ordinary shares representing more than 30% of the voting rights in the company, were to increase by 0.05% or more, that single person or that person and its concert parties (or such one or more of such persons as the Irish Takeover Panel may direct) would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding shares at a price not less than the highest price paid for the ordinary shares by such persons during the previous 12 months.

Following the listing of our ordinary shares on the New York Stock Exchange, under the Irish Takeover Rules, certain separate concert parties (including, among others, our shareholder Bellaria Holding S.a.r.l. and its affiliates and all of the members of our board of directors) will be presumed to be acting in concert.

The application of these presumptions may result in restrictions upon the ability of any of the concert parties and/or members of our board of directors to acquire more of our securities, including under the terms of any executive incentive arrangements. Following an application made on behalf of the company, the Irish Takeover Panel has granted a rebuttal in respect of a presumption under the Irish Takeover Rules that Bellaria Holding S.a.r.l. (by reason of the size of its shareholding in the company) is acting in concert with certain members of our board of directors. However, this rebuttal shall not apply during the course of an offer for the company, or whilst our board of directors has reason to believe that an offer for the company may be made in the near future, or whilst the company is in the process of redeeming or purchasing its own voting securities or whilst our board of directors propose that the company redeems or purchases its own voting securities.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation and these differences may make our ordinary shares less attractive to investors.

We are incorporated under Irish law and, therefore, certain of the rights of holders of our shares are governed by Irish law, including the provisions of the Irish Companies Acts, and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations and these differences may make our ordinary shares less attractive to investors. The principal differences include the following:

•	under Irish law, dividends may only be declared by us if we have, on an individual entity basis, profits available for distribution, within the meaning of the Irish Companies Acts;

•	under Irish law, each shareholder present at a meeting has only one vote unless a poll is called, in which case each shareholder gets one vote per share owned;

•	under Irish law, unless disapplied in accordance with Irish law in the articles of association of a company or a special resolution of the shareholders, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of shares, whereas under typical U.S. state law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;

•	under Irish law, certain matters require the approval of 75% of the votes cast at a general meeting of our shareholders, including amendments to our articles of association, which may make it more difficult for us to complete corporate transactions deemed advisable by our board of directors. Under U.S. state law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;

•	under Irish law, a bidder seeking to acquire us would need, on a tender offer, to receive shareholder acceptance in respect of 80% of our outstanding shares. If this 80% threshold is not achieved in the offer, under Irish law, the bidder cannot complete a “second step merger” to obtain 100% control of us. Accordingly, a tender of 80% of our outstanding ordinary shares will likely be a condition to a tender offer to acquire us, not more than 50% as is becoming more common in tender offers for corporations organized under U.S. state law; and

•	under Irish law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on the transfer of the shares, as well as restrictions on voting, dividends and other payments.

A future transfer of your ordinary shares, other than one effected by means of the transfer of book-entry interests in the Depository Trust Company, may be subject to Irish stamp duty.

Transfers of ordinary shares effected by means of the transfer of book-entry interests in the Depository Trust Company (DTC) will not be subject to Irish stamp duty. The majority of our shares are traded through DTC by brokers who hold such shares on behalf of customers. The exemption for transfers of book-entry interests in DTC is available because our shares will be traded on a recognized stock exchange in the United States. However, if you hold ordinary shares directly rather than beneficially through DTC (or through a broker that holds your ordinary shares through DTC), any transfer of your ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the ordinary shares acquired, which must be paid prior to the registration of the transfer on our official Irish share register). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty to arise could adversely affect the price of our ordinary shares.

U.S. holders of our shares could be subject to material adverse tax consequences if we are considered a “passive foreign investment company” for U.S. federal income tax purposes.

We do not believe that we are a passive foreign investment company, and we do not expect to become a passive foreign investment company. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a passive foreign investment company for the current taxable year or any future taxable years. If we were a passive foreign investment company for any taxable year while a taxable U.S. holder held our shares, such U.S. holder would generally be taxed at ordinary income rates on any sale of our shares and on any dividends treated as “excess distributions.” An interest charge also generally would apply based on any taxation deferred during such U.S. holder’s holding period in the shares.

Risks Related to Ownership of Ordinary Shares

In the future, our ability to raise additional capital to expand our operations and invest in our business may be limited, and our failure to raise additional capital, if required, could impair our business.

While we currently anticipate that our available funds will be sufficient to meet our cash needs for at least the next 12 months and beyond, we may need, or elect to seek, additional financing at any time. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. If we need or elect to raise additional funds, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the per share value of our ordinary shares could decline. If we engage in additional debt financing, we may be required to accept terms that further restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios and limit the operating flexibility of our business. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our games;

•	continue to expand our development, sales and marketing teams;

•	acquire complementary technologies, products or businesses;

•	expand our global operations;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	continue our operations.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

The price of our ordinary shares could decline if there are substantial sales of our ordinary shares, particularly sales by our directors, executive officers and significant shareholders, or if there is a large number of shares of our ordinary shares available for sale. All of the ordinary shares sold in our initial public offering are available for sale in the public market. Substantially all of our remaining outstanding ordinary shares were restricted from resale until September 21, 2014 as a result of market standoff and “lock-up” agreements, as more fully described in “Shares Eligible for Future Sale” in our final prospectus filed with the SEC on March 27, 2014. In addition, a large proportion of our ordinary shares remain restricted from resale, until the first trading day following the widespread public release of our financial results for the quarter ended and year ended December 31, 2014, as a result of new market standoff and “lock-up” agreements entered into by our directors, our executive officers and our other affiliates. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, and various vesting restrictions.

Following the expiration of the new lock-up period, certain of our shareholders will have rights, subject to some conditions, to require us to file registration statements covering their shares to include their shares in registration statements that we may file for ourselves or our shareholders. We also have registered the ordinary shares that we have issued and may issue under our employee equity incentive plans and they will be able to be sold freely in the public market upon issuance subject to the shareholder completing the applicable vesting period in the case of some shares issued under our existing share incentive arrangements, and subject to existing market standoff or lock-up agreements.

The market price of our ordinary shares could decline as a result of the sale of a substantial number of ordinary shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

There has only recently been a public market for our ordinary shares, and an active trading market may not develop.

There has only recently been a public market for our ordinary shares. An active trading market may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of share capital and may impair our ability to acquire other companies by using our ordinary shares as consideration.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, our share price and/or trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Our directors, executive officers and certain holders of more than 5% of our ordinary shares together with their affiliates, will continue to have substantial control over us which could delay or prevent a change in corporate control.

As of September 30, 2014, our directors, executive officers and certain holders of more than 5% of our ordinary shares, together with their affiliates, continue to beneficially own a large majority of our outstanding ordinary shares. As a result, these shareholders, acting together, may have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale, merger or consolidation. In addition, these shareholders, acting together, may have the ability to control or influence the management of our affairs. These holders may have interests, with respect to their shares, that are different from other investors the concentration of voting power among these holders may have an adverse effect on our share price.

We may not pay additional dividends on our ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We may not pay any additional cash dividends on our ordinary shares in the future. As a matter of Irish law, we can only pay dividends to the extent that we have distributable reserves and, in the case of cash dividends, cash resources available for this purpose. Any future determination to declare cash dividends will be made at the discretion of our board of directors. The ability to pay cash dividends in the future will depend on the extent of any profits available for distribution, subject to compliance with applicable laws, including the Irish Companies Acts which require Irish companies to have profits available for distribution before they can pay dividends, and covenants under our current or any future credit facilities, which may restrict or limit our ability to pay dividends and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. More specifically, our current credit facility contains restrictions on our ability to pay cash dividends. As a result, a return on your investment may only occur if our share price appreciates.

Our existing shareholders may be entitled to pre-emptive rights under Irish law, which could limit our ability to raise funds through future issuances of our ordinary shares.

Subject to specified exceptions, including the opt-out described in our articles of association, Irish law grants statutory pre-emptive rights to existing shareholders to subscribe for new issuances of shares in exchange for cash. The opt-out described in our articles of association must be renewed every five years by a resolution approved by not less than 75% of the votes cast by our shareholders at a general meeting. We expect that we will seek renewal of the opt-out at an annual general meeting within five years. However, we cannot guarantee that the pre-emptive rights opt-out will always be approved. If this opt-out is not renewed, it can make any future equity fundraising more cumbersome, costly and time consuming.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. GAAP.

Currently we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

In certain limited circumstances, dividends paid by us may be subject to Irish dividend withholding tax.

In certain limited circumstances, dividend withholding tax (DWT), which is currently at a rate of 20%, may arise in respect of dividends, if any, paid on our ordinary shares. A number of exemptions from DWT exist such that certain shareholders resident in the United States and shareholders resident in certain other countries (the “relevant territories”) may be entitled to exemptions from DWT.

Shareholders resident in the United States that hold their shares through DTC will not be subject to DWT provided the addresses of the beneficial owners is recorded as being within the United States in the particular broker’s records (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by us).

Dividends paid in respect of shares in an Irish resident company that are owned by (1) residents of the United States and held outside of DTC and (2) shareholders resident in “relevant territories” will not be subject to DWT provided that the shareholder has completed the relevant Irish DWT declaration form and this declaration form remains valid. Such shareholders must provide the relevant Irish DWT declaration form to our transfer agent at least seven business days before the record date for the first dividend payment to which they are entitled. However, other shareholders may be subject to DWT, which could adversely affect the price of your shares.

Dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is entitled to an exemption from DWT generally has no liability for Irish income tax or income charges on a dividend from an Irish resident company unless that shareholder holds the shares through a branch or agency that carries on a trade in Ireland. A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is not entitled to an exemption from DWT generally has no additional liability for Irish income tax or income charges unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland. A shareholder’s liability for Irish income tax is effectively limited to the amount of DWT already deducted by the company.

Irish resident or ordinarily resident individual shareholders may be subject to Irish income tax and income charges such as pay related social insurance (PRSI) and the Universal Social Charge (USC) on dividends received from us. Such shareholders should consult their own tax advisor. Irish resident corporate shareholders should not be subject to tax on dividends from us on the basis that the dividend is not in respect of preference shares.